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Banco Santander Chile
Management commentary 2Q24
As of June 30, 2024

Important information

Banco Santander Chile cautions that this document contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: This document was approved for disclosure by the Bank’s Audit Committee on July 30, 2024. This report is presented according to accounting rules and instructions as issued by the Financial Markets Commission for banks in Chile which are similar to IFRS, but there are some differences. Please refer to our 2023 20-F filed with the SEC for an explanation of the main differences between accounting rules and instructions as issued by the Financial Markets Commission and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles in Chile. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Section 1: Key information
Summary of Results
ROAE1 of 20.7% in 2Q242 and 15.8% in 6M243.
In the second quarter of 2024 (2Q24), the Bank's net income attributable to shareholders totaled $217,724 million ($1.16 per share and US$ 0.49 per ADR), reflecting an increase of 81.1% compared to the previous quarter, with an ROAE of 20.7%.
As of June 30, 2024, the Bank's net income attributable to shareholders totaled $337,976 billion ($1.79 per share and US$0.76 per ADR), reflecting an increase of 28.6% compared to the same period of the previous year, along with an ROAE of 15.8%.

The increase in results in the quarter is explained by an increase in the Bank's main income lines, with operating income increasing by 19.4% in the quarter, driven by a better interest margin and adjustments.

Strong recovery in MIN4 to 3.6% in 2Q24 and 3.1% in 6M24.
Net interest and readjustment income (NII) as of June 30, 2024 increased by 54.5% compared to the same period in 2023. This increase in NII was due to higher interest income due to the effect of the lower monetary policy rate on our funding cost and partially offset by lower readjustment income due to lower inflation in the period.
In 2Q24, total net interest and readjustment income increased by 26.4% compared to 1Q24. This is explained by higher interest income due to lower funding costs and also by higher net income from readjustments due to the greater variation of the UF in the quarter.
It is important to mention the first payment of the FCIC, a line of credit granted by the Central Bank during the pandemic, which was made on April 1. This generated a 4.8% decrease in interest-generating assets in the last quarter. With these dynamics of funding costs, inflation and decrease in interest-generating assets in the last quarter, the NIM increased from 2.1% in 6M23 to 3.1% in 6M24 and from 2.0% in 2Q23 and 2.7% in 1Q24 to 3.6% in 2Q24.

1 Annualized net income attributable to owners of the bank divided by the average equity attributable to equity holders.
2 The second quarter of 2024.
3 The six months accumulated as of June 30, 2024.
4 MIN: Net interest margin. Net interest income and annualized adjustments divided by interest-earning assets

Net commissions increase 6.5% in the quarter, with recurrence5 levels of 55%.

Net fees increased 6.5% QoQ6 due to increased customer numbers and greater use of products such as mutual funds, cards and current accounts. As a result, the recurrence ratio (total net fees divided by total expenses) is 55.0% in 2Q24, with more than half of the Bank's expenses being financed by the fees generated.
In the first half of 2024, fees decreased by 1.4% compared to the same period in 2023, mainly due to lower card fees due to the impact of interchange fee regulation and lower fees earned on financial advisory services. However, fees on our other core products continue to trend well.

Solid capital levels with a BIS7 ratio of 17.4% and a CET18 of 10.6%.
Our total BIS ratio reached 17.4% as of June 30, 2024 and the CET1 ratio remains solid at 10.6%, even considering that we increased the dividend provision for the 2024 income from 30% to 60% in June 2024. Risk-weighted assets (RWA) increased 0.5% since December 31, 2023 and decreased 1.9% QoQ, explained by a decrease in credit risk-weighted assets. Additionally, in January 2024, the CMF announced the Pillar II charges for six banks in the Chilean system, and we highlight that, on this occasion, they did not assign a Pillar II charge to the Bank.

5 Recurrence: Net commissions divided by operating expenses.
6 Quarter versus quarter (2Q24 vs 1Q24)
7 Regulatory capital divided by risk-weighted assets, according to CMF BIS III definitions
8 Core capital divided by risk-weighted assets, according to CMF BIS III definitions.

Financial information

Balance (Ch$ million)	Jun-24	Dec-23	% Variation
Total assets	68,262,019	70,857,886	(3.7%)
Total gross loans[1]	40,565,553	40,917,143	(0.9%)
Demand deposits	13,230,749	13,537,826	(2.3%)
Time deposits	16,067,191	16,137,942	(0.4%)
Total shareholders' equity	4,194,393	4,367,159	(4.0%)

Income Statement (YTD)	Jun-24	Jun-23	% Variation
Net income from interest and readjustment	820,449	530,993	54.5%
Net fee and commission income	262,023	265,857	(1.4%)
Net financial results	108,382	162,338	(33.2%)
Total operating income[2]	1,201,338	967,703	24.1%
Operating expenses[3]	(505,587)	(438,969)	15.2%
Net operating income before credit loss expenses	695,751	528,734	31.6%
Credit loss expenses	(257,276)	(231,587)	11.1%
Net operating income before income tax	438,475	297,146	47.6%
Income attributable to shareholders	337,976	262,870	28.6%
1.Loans (including interbank loans) at amortized cost and loans at fair value through other comprehensive income.
2.Total operating income: Net income from interest and readjustments + net fee income + net financial results+ income from investments in associates and other companies+ results from non-current assets and non-continued operations+ other operating income
3.Operating expenses: Personnel expenses + administration expenses+ depreciation and amortization+ impairment of non-financial assets + other operating expenses.

Key Indicators (Non-accounting financial information)

Profitability and efficiency	Jun-24	Jun-23	Variation bp
Net interest margin (NIM) [1]	3.1%	2.1%	100
Recurrence[2]	51.8%	60.6%	(874)
Efficiency ratio[3]	42.1%	45.4%	(328)
Return on avg. equity[4]	15.8%	12.9%	295
Return on avg. assets[5]	0.9%	0.8%	18
Return on RWA[6]	1.7%	1.4%	31
Asset quality ratios (%)	Jun-24	Jun-23	Variation bp
NPL ratio[7]	2.7%	2.1%	53
Coverage of NPLs ratio [8]	137.9%	165.0%	(2,706)
Cost of credit[9]	1.25%	1.18%	7

Capital indicators	Jun-24	Dec-23	Variation
Risk-weighted assets	39,756,279	39,552,229	0.5%
Common Equity	4,226,325	4,397,881	(3.9%)
Regulatory capital	6,900,399	6,978,733	(1.1%)
Core capital ratio[10]	10.6%	11.1%	(49)
Tier I ratio[11]	1.7%	1.5%	11
Tier II ratio[12]	5.1%	5.0%	9

BIS ratio[13]	17.4%	17.6%	(29)

Clients and service channels (#)	Jun-24	Jun-23	% Variation
Total clients[14]	4,049,467	3,737,056	8.4%
Active clients	2,492,061	2,186,435	14.0%
Loyal clients[15]	1,295,260	835,886	55.0%
Digital clients[16]	2,130,718	1,979,248	7.7%
Branches	244	260	(6.2%)
Employees	8,885	9,162	(3.0%)

Market capitalization (YTD)	Jun-24	Jun-23	% Variation
Net income per share (Ch$)	1.79	1.39	28.6%
Net income per ADR (US$)	0.76	0.70	9.3%
Stock price (Ch$/per share)	44	37.94	16.5%
ADR price (US$ per share)	18.83	18.85	(0.1%)
Market capitalization (US$mn)	8,871	8,895	(0.3%)
Shares outstanding (millions)	188,446.1	188,446.1	—%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	—%
1NIM = Annualized net income from interest and readjustments divided by interest generating assets.
2Recurrence: Net fees divided by operating expenses.
3Efficiency ratio: Operating expenses including impairment and other operating expenses divided by Operating income.
4Accumulated Shareholders’ net income annualized, divided by annual average shareholders’ equity.
5Accumulated Shareholders’ net income annualized, divided by annual average assets.
6Accumulated Shareholders’ net income annualized, divided by risk-weighted assets.
7Capital + future interest of all loans 90 days or more overdue divided by total loans.
8 Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue. Includes additional provisions. Adjusted to include the Ch$293,000 million of additional provisions and Ch$ 6,000 million of provisions required by the regulator.
9Provision expense annualized divided by average loans.
10Core capital divided by risk-weighted assets, according to BIS III definitions by the FMC.
11Tier 1 capital by risk-weighted assets, according to BIS III definitions by the FMC.
12Tier 2 capital by risk-weighted assets, according to BIS III definitions by the FMC.
13Regulatory capital divided by risk-weighted assets, according to BIS III definitions by the FMC.
14Total clients decreased 2.9% YoY due to the Bank closing accounts with no activity.
15Individual clients that have 4 products or more with a minimum level of profitability and minimum usage. Companies with a minimum profitability and usage.
16Clients that use our digital clients at least once a month.

Section 2: Business environment
Competitive position
We are the largest bank in the Chilean market in terms of total loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks abroad). We have a leading presence in all major business segments in Chile and a broad distribution network with national coverage that extends throughout the country. We offer unique transaction capabilities to clients through our 244 branches and digital platforms. Our headquarters are in Santiago and we operate in all major regions of Chile.
Santander Chile provides a wide range of banking services to its customers, including commercial, consumer and mortgage loans, as well as current accounts, time deposits, savings accounts and other transactional products. In addition to its traditional banking operations, it offers financial services, including leasing, factoring, foreign trade services, financial advisory services, acquiring and brokerage of mutual funds, securities and insurance.

Market Share[1]	Santander	Ranking[2]

Total loans	17.5%	1
Commercial	14.4%	3
Mortgages	21.2%	1
Consumption	19.7%	1
Demand deposits	20.8%	3
Time deposits	15.0%	2
Current accounts (#)	24.8%	1
Credit card purchases ($)	23.3%	1
Branch offices (#)	16.4%	3
Employees (#)	15.4%	3
Indicators[1]	May 2024
Efficiency	43.1%	3
ROAE	14.8%	2
ROAA	0.9%	4
1.Source: CMF as of May 2024. Current accounts, credit card purchases (last 12 months), branches and employees as of April 2024. 2. Competition: Banco de Chile, BCI, Banco Estado, Itaú and Scotiabank
Banco Santander Chile is one of the companies with the highest risk classifications in Latin America, with an A2 rating from Moody's, A- from Standard and Poor's, A+ from Japan Credit Rating Agency, AA- from HR Ratings and A from KBRA. All our ratings as of the date of this report have a stable outlook.
As of June 30, 2024, we had total assets of $68,262,019 million (US$72,431 million), total gross loans (including loans to banks) at amortized cost of $40,565,553 million (US$43,043 million), total deposits of$29,297,940 million (US$31,087 million) and shareholders' equity of $4,194,393 million (US$4,451 million). The BIS capital ratio was 17.4%, with a core capital ratio of 10.6%. As of June 30, 2024, Santander Chile employed 8,885 people and had 244 branches throughout Chile.
For more information on the constitution of the business, please refer to Section 2 of our Management Commentary for 1Q22 or in our annual integrated report 2023.

Macroeconomic environment
All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and the results of our operations depend substantially on the economic conditions prevailing in the country.

Economic activity started 2024 more positively than the previous year, however, in recent months it has shown a slight slowdown, with a growth of 1.1% YoY to May 2024. As a result, we lower our GDP growth estimate for this year, from 2.8% to 2.5% annually, driven mainly by consumption and external demand. The labor market continues to gain dynamism with the participation rate approaching pre-pandemic levels. However, salaried employment has fallen more than expected while self-employment (mainly associated with the informal sector) drives the creation of new jobs. On the other hand, real wages continue to rise, which together with employment growth could boost consumption. The higher price of copper in recent periods has helped improve the terms of trade, which gives an additional boost to the trade balance. Finally, there is an increase in projects submitted for environmental assessment along with an upward trend in approvals, which improves investment prospects, especially for 2025.
Inflation followed the expected trajectory in the first half of 2024, although inflationary pressures are expected in the following months due to a renewed exchange rate depreciation, the oil rebound, and the impact of the unfreezing of electricity rates. Therefore, the CPI estimate is raised from the previous 3.9% to 4.3% for 2024 and from 3% to 3.4% for 2025. The UF variation in 2Q24 increased compared to the previous quarter, reaching 1.3% vs. 0.8% in 1Q24. We expect that for 2024 the UF variation will decrease to 4.0% (4.8% in 2023) and to 3.4% in 2025.
The volatility of the exchange rate is explained by the fluctuations in the price of copper and the global dollar and, above all, the expectations of the rate differential between the Central Bank of Chile and the Fed. In the baseline scenario, we estimate that the parity will continue with a gradual process of convergence towards its equilibrium values. However, given the scenario of uncertainty regarding the global monetary normalization process that would keep the multilateral dollar at stronger levels, we raise our exchange rate projection to $890 by December 2024.

The Chilean Central Bank began the rate cut process in July 2023 and continued with this trend in its subsequent meetings, closing 2023 at 8.25%. During 2024, the cuts have persisted, although more gradually. At the June meeting, the Central Bank cut the rate by 25bp, to 5.75%, and highlighted that the adjustments during the second half of the year would be less intense. This is due to higher inflation prospects in Chile and the evolution of the external scenario. With this, we estimate that the Central Bank could take the MPR to 5.25% at the end of 2024 and continue with more cuts next year, to reach a neutral rate of 4.25% in the first quarter of 2026.

Summary of estimated economic data:

	2021	2022	2023	2024 (E)	2025 (E)

National accounts
GDP (real var. % YoY)	11.7%	2.4%	0.2%	2.5%	2.4%
Internal demand (real var. % YoY)	21.7%	2.3%	-4.2%	2.2%	3.2%
Total consumption (real var. % YoY)	19.3%	3.1%	-3.9%	3.0%	2.2%
Private consumption (real var. % YoY)	20.8%	2.9%	-5.2%	2.4%	2.4%
Public consumption (real var. % YoY)	13.8%	4.1%	1.7%	5.3%	1.2%
Gross fixed capital formation. (Real var. % YoY)	15.7%	2.8%	-1.1%	-2.2%	3.8%
Exports (real var. % YoY)	-1.4%	1.4%	-0.3%	4.7%	1.9%
Imports (real var. % YoY	31.8%	0.9%	-12.0%	2.8%	5.2%
Monetary and Foreign Exchange Market
CPI Inflation	7.2%	12.6%	3.9%	4.3%	3.4%
UF Inflation	6.6%	13.3%	4.8%	4.0%	3.4%
CLP/US$ exchange rate (year’s exercise)	852	875	879	890	890
Monetary policy rate (year’s exercise, %)	4.0%	11.25%	8.25%	5.25%	4.50%
Fiscal policy
Public expenditure (real var. % YoY)	31.6%	-24.0%	1.0%	4.8%	3.5%
Central Government balance (% GDP)	-7.7%	1.3%	-2.4%	-2.1%	-2.1%
(E) Estimates from the Research Department of Banco Santander Chile.
Tax reform
Chile's Ministry of Finance submitted a tax reform proposal to Congress in July 2022, but it raised several criticisms and doubts from both the private and political sectors, in particular, regarding those aspects that could impact the country's competitiveness and investment. The proposed reform was rejected in March 2023.

Meanwhile, the government is carrying out a fiscal pact, seeking to modernize the current tax system, prioritize spending, greater transparency of state services and fiscal supervision. As part of this, they hope to encourage investment, productivity and formalization of the economy while closing opportunities for tax evasion.
In this context, on January 29, 2024, the government submitted to Congress the Tax Compliance Bill, which seeks to collect 1.5% of the Gross Domestic Product (GDP) by reducing tax avoidance. This initiative is one of the commitments in the Pact for Economic Growth, Social Progress and Fiscal Responsibility.

The initiative, which does not imply increasing the tax burden on taxpayers, is composed of 7 thematic pillars: i) Modernization of the tax administration and the Tax and Customs Courts; ii) Control of informality; iii) Tax crimes; iv) Aggressive tax planning; v) New powers for the Taxpayer's Ombudsman; vi) Regularization of tax obligations; vii) Institutional strengthening and integrity.
Pension Reform
In November 2022, the Chilean government submitted a new pension reform bill to Congress, which was rejected. A technical panel for pension reform was subsequently formed, which brings together the Government with parliamentarians and experts appointed by the political parties that decided to participate. After the last session in July, the report with the recommendations of this panel was published, where the points of consensus are:
1) Mechanisms to increase savings: they agree to increase the contribution by 6% at the employer's expense, in addition to including a modernization of the collection mechanism.
2) Bidding for the stock of members: this consists of randomly selecting 10% of the members and awarding the administration of the pension savings to the bidder with the lowest commission, who must maintain that price for ten years. The members who are tendered may withdraw from the bidding or change AFPs at any time, respecting their freedom of choice.
3) Commission per flow is maintained: maintaining the remuneration of the AFPs based on a commission on people's salaries, that is, independent of the performance of pension savings management.
4) Generational funds: change the current AFP multi-funds towards generational funds.
5) Risk insurance: compensation to women for longer life expectancy.
6) Additional insurance modalities: solidarity between generations for transitional periods, focused on women and groups that contribute for more years.
7) Changes in the Superintendency of Pensions: need to make changes to strengthen the superintendency by transforming it into a collegiate body similar to the CMF.
Pillar 2 – Basel III Implementation
In the context of the implementation of Basel III in Chile, on December 12, 2023, the CMF put out for consultation adjustments to the regulations on capital requirements for banks, referring to the component known as Pillar 2. In this new cycle, the CMF is evaluating and quantifying the non-traditional material risks to which each bank is exposed, to determine whether or not the application of regulatory capital charges under Pillar 2 is appropriate. The risks covered in Pillar 1, which are considered traditional risks, are: credit, market, and operational risks. And the non-traditional risks that Pillar II seeks to cover are (and which depend on the business model of each bank): market risks of the banking book; credit concentration; reputational; strategic; cybersecurity; geopolitical; climate, among others.

Subsequently, on January 17, 2024, the CMF applied the current regulations on additional asset requirements according to pillar II, where the Council resolved to apply said requirements to the following institutions: Banco Bice, Banco BTG Pactual Chile, Banco Consorcio, Banco de Chile, Banco del Estado de Chile, Banco Internacional, Banco Security, HSBC Bank (Chile) and Scotiabank Chile.
The above decision is based on the capital self-assessment process through the Effective Equity Self-Assessment Report (IAPE) that all banks carry out annually in the month of April. In this report, the banks themselves determine their internal target of effective equity necessary to cover their material risks over a horizon of at least three years. And, in addition, from the IAPE corresponding to the year 2023, it also considers risks for which there is no measurement standard, such as market risk in the banking book and credit concentration risk.
Finally, these new charges respond entirely to credit concentration risk and market risk in the banking book. For this last risk, the CMF has proposed changing the definition of a typical bank and eliminating the 15% CET1 threshold for the impact on economic value. This discussion will take place in the coming months, so it is likely that the Pillar II charges will change for all banks in the coming years.
Interchange fees
In February 2023, the Committee for the Setting of Exchange Rate Caps proposed new rate caps. These were approved at the end of April 2023 and will be implemented gradually.

Card type	Current rate	In 6 months (Oct-23)	In 18 months (Oct-24)
Debit	0.6%	0.5%	0.35%
Credit	1.48%	1.14%	0.80%
Prepaid	1.04%	0.94%	0.80%

In order to assess the effects of the gradual implementation of the process of determining limits on interchange rates, the Committee agreed to carry out an impact study on: (i) the application of the preliminary rates; (ii) the first reduction established in this resolution; (iii) the evaluation of the potential effects, or those that are reasonably foreseeable, of the second reduction; and (iv) on all aspects of the market that are relevant to the fulfillment of the Committee's objectives established in the aforementioned law.
New regulations for consumer provisions
During 2022, the CMF published a draft for a new standardized provisioning model for consumer loans for banks. The CMF estimated an impact for the entire industry of about US$1 billion and the Bank estimated an impact of an expense of between Ch$100 billion and Ch$150 billion. In October 2023, the CMF published a second draft for consultation for the same model, estimating an initial impact of US$487 million for the entire system. Finally, in March 2024, the CMF published the final regulations for this model, which will come into force in January 2025. The impact for the entire system is close to US$454 million and for the Bank it is between Ch$85 billion and Ch$100 billion. As reported by the CMF, voluntary provisions already established in previous periods can be used to constitute this additional requirement.

Fraud Law
In early April, improvements were approved to the Fraud Law No. 20,009 to combat the recent increase in cases of unknown bank transactions (better known as self-fraud) and other crimes associated with opportunistic behavior, which have strongly affected financial institutions. Certain aspects are modified, such as, for example, i) the repayment terms for an unknown transaction, ii) the requirement of a sworn statement from the user and a complaint to a criminal authority to make the fraud claim effective, iii) a new suspension procedure is created, regardless of the amount claimed, when the issuer has sufficient evidence of the existence of fraud or gross negligence on the part of the user, and then submits the background information to the respective local police court requesting authorization to maintain said suspension, among others.
Consolidated debt
In early June, the Consolidated Debt Law was approved, which creates a public and free Consolidated Debt Registry (Redec), which will be administered by the Financial Market Commission (CMF). The new law establishes that new institutions that did not do so before will be required to report to the CMF current loans granted to natural persons, such as the administrative agents of endorsable mortgage loans; cajas de compensación (employee benefit funds); credit card issuers (supervised by the CMF); securitization companies; credit advisory entities regulated by the Fintec Law; and any other entity supervised by the CMF, which it determines through a General Law.

Furthermore, it is made clear that the person is the owner of his/her data and is guaranteed the right to protection of said data, under the supervision of the CMF, by establishing his/her rights to update, rectify and cancel the information, along with defining severe sanctions for negligent or malicious access or use of Redec information.

In order to access the information in the registry, reporters must have prior consent, which will be granted for the sole purpose of evaluating their commercial or credit risk for a specific operation and for a limited period.
Fintech and Open Finance Law
At the beginning of July, the Financial Market Commission (CMF) published the regulations governing the Open Finance System (SFA) or open finance of the Fintech Law, which will come into force in July 2026. The regulation establishes that institutions currently regulated in the financial system - such as banks, payment card issuers, insurance companies, fund managers, savings and credit cooperatives supervised by the CMF - must compulsorily join the SFA to provide the information that the user decides to share with other participating institutions, after giving their consent.

In addition, the CMF established the rules for institutions that voluntarily decide to register with the SFA and thus offer financial services to users. The implementation period of the SFA will be gradual, depending on the role played by each participant within this scheme.

The first stage has a 24-month period for its entry into force, a period that will be used for the adaptations required for implementation by each of the participants. In addition, during this period they will develop the technical manuals with the specifications. After this time, the standard contains an implementation schedule that begins with the progressive delivery of information that banks and payment card issuers must share within the following 18 months. Then, in the 18 consecutive months, the obligation will begin for savings and credit cooperatives supervised by the CMF, insurance companies, fund managers and cajas de compensación (employee compensation funds), among others. Therefore, the total implementation of the standard is estimated to take five years.
Regulation and supervision
In Chile, only banks may maintain current accounts for their clients, conduct foreign trade transactions and, together with regulated non-bank financial institutions such as cooperatives, accept time deposits. The main authorities regulating financial institutions in Chile are the Financial Market Commission (CMF) and the Central Bank. Chilean banks are subject primarily to the General Banking Law, and secondarily, to the extent not inconsistent with this statute, to the provisions of the Chilean Corporations Law governing corporations, except for certain provisions that expressly exclude them.
For more information regarding the regulation and supervision of our Bank, please refer to Section 2 of our 1Q22 Management Commentary Financial Statement.
For more information on the General Banking Law click here.
For more information about the CMF, please visit the following website: www.cmfchile.cl
For more information about the Central Bank, please visit the following website: www.bcentral.cl

Section 3: Segment information
Segment information is based on the Financial Information presented to senior management and the Board of Directors. The Bank has aligned the segment information consistently with the underlying information used internally for management reporting purposes and with that presented in other public documents of the Bank. The Bank's senior management has been determined to be primarily responsible for the Bank's operating decisions. The Bank's operating segments reflect the Bank's organizational and management structures. Senior management reviews internal information based on these segments to assess performance and allocate resources.

During 2024, the Bank will maintain the general criteria applied in 2023, adding the opening of Retail (formerly Individuals and SMEs) in Retail and Wealth Management & Insurance. For comparative purposes, the 2023 data has been restated to include these modifications.

Description of segments
Retail Banking
This segment includes individuals and small companies with annual sales of less than 100,000 UF. This segment offers a variety of services to clients including consumer loans, credit cards, commercial loans, foreign trade, mortgage loans, debit cards, current accounts, savings products, mutual funds, securities brokerage and insurance. Additionally, companies are offered loans with state guarantee, leasing and factoring.

Wealth Management & Insurance

It comprises the Asset Management, Insurance and Private Banking businesses, as well as coordinating the distribution of the various investment products and services to the rest of the Santander Group Divisions in Chile. The Santander Insurance business offers both personal and corporate protection products, health insurance, life insurance, travel insurance, savings, personal protection, automobile insurance, leasing, guarantees, unemployment insurance, among others; and finally, for high net worth clients, Santander Private Banking offers everything from transactional products and services (credits, cards, foreign trade, buying/selling shares) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, wealth management and open architecture.

Middle-market

This segment includes companies with annual sales ranging from 100,000 UF to 400,000 UF and large companies with annual sales of over 400,000 UF without a limit (for specialized sectors of the Metropolitan Region with annual sales of over 100,000 UF without a limit). It also includes institutional organizations such as universities, government agencies, municipalities and regional governments and companies in the real estate sector that execute projects to sell to third parties and all construction companies with annual sales of over 100,000 UF without a limit. A wide variety of products are offered to this segment, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, savings products, mutual funds and insurance. In addition to companies in the real estate sector, specialized services are offered for the financing of mainly residential projects, with the intention of increasing the sale of mortgage loans.

Corporate Investment Banking (CIB)

Comprises foreign multinational companies or Chilean multinational companies. This segment offers a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds and insurance.

This segment includes the Treasury Division, which provides sophisticated financial products mainly to companies in the Retail Banking and Middle-market areas. Products include short-term financing and deposits, brokerage services, derivatives, securitization and other products tailored to the needs of clients. The Treasury area also handles the intermediation of positions, as well as the company's own investment portfolio.

Corporate Activities (“Other”)

This segment includes Financial Management, which develops the overall functions of managing the structural exchange position, the structural interest rate risk of the parent company and the liquidity risk. The latter, through the issuance and use of liquidity risk. Likewise, it manages the equity, the capital allocation made to each unit and the financing cost of the investments made. All of this means that it usually has a negative contribution to the results.

In addition, this segment incorporates all intra-segment results, all activities not assigned to a segment or product with customers.

(*) Note. 6M24 profits do not include the loss recognized in other corporate activities.

Results by segment
Financial accounting information
As of June 30, 2024

(Ch$ million)	Retail	WM&I	Middle-market	CIB	Total business segments	Corporate activities	Total
Net interest income[1]	765,629	29,795	156,148	123,370	1,074,941	(254,492)	820,449
Variation YoY	6.3%	7.1%	(1.0%)	(1.4%)	4.3%	(49.1%)	54.5%
Net commission income	210,776	12,420	21,044	26,079	270,319	(8,295)	262,023
Variation YoY	7.9%	22.6%	14.3%	6.4%	8.8%	(147.6%)	(1.4%)
Net financial result	27,990	1,450	10,217	89,473	129,129	(20,749)	108,382
Variation YoY	8.7%	(5.3%)	(1.7%)	(7.9%)	(4.2%)	(175.4%)	(33.2%)
Total income	1,004,394	43,665	187,408	238,921	1,474,389	(283,537)	1,190,854
Variation YoY	6.7%	10.6%	0.5%	(3.2%)	4.3%	(37.7%)	24.2%
Provisions for credit risk	(239,766)	(3,430)	(12,238)	(4,821)	(260,255)	2,979	(257,276)
Variation YoY	4.3%	153.5%	64.7%	(238.2%)	10.6%	(18.9%)	11.1%
Net operating income	764,628	40,234	175,170	234,100	1,214,133	(280,558)	933,578
Variation YoY	7.5%	5.5%	(2.2%)	(6.5%)	3.0%	(37.8%)	28.3%
Operating expenses2	(345,658)	(14,192)	(23,215)	(44,364)	(427,430)	(22,006)	(449,436)
Variation YoY	(0.4%)	(5.0%)	15.2%	4.8%	0.7%	205.9%	4.2%
other income and expenses	(22,979)	1,850	(148)	734	(20,543)	(25,124)	(45,667)
Variation YoY	(278.0%)	(11.6%)	(1446.7%)	85.8%	(233.3%)	75.0%	(4440.9%)
Result before taxes	395,992	27,893	151,806	190,470	766,161	(327,688)	438,475
Variation YoY	4.9%	10.3%	(4.5%)	(8.6%)	(0.5%)	(30.7%)	47.6%
Taxes	(106,918)	(7,531)	(40,988)	(51,427)	(206,864)	112,085	(94,779)
Variation YoY	4.9%	10.3%	(4.5%)	(8.6%)	(0.5%)	(38.9%)	286.5%
Net profit after tax	289,074	20,362	110,818	139,043	559,297	(215,603)	343,696
Variation YoY	4.9%	10.3%	(4.5%)	(8.6%)	(0.5%)	(25.5%)	26.1%
1.Includes net results of interest and adjustments
2.Includes personnel, administration and depreciation expenses

Retail Banking:
Financial accounting information

ACTIVITY
Ch$ million	Jun-24	Jun-24/ Jun-23	QoQ
Loans	31,178,888	4.7%	1.2%
Deposits	13,222,036	(2.6%)	(2.6%)

RESULTS
Ch$ million	Jun-24	YoY	2Q24	QoQ
Net interest income and readjustments	765,629	6.3%	387,584	2.5%
Fees	210,776	7.9%	106,953	3.0%
Financial transactions	27,990	8.7%	14,474	7.1%
Total income	1,004,395	6.7%	509,011	2.8%
Provisions	(239,766)	4.3%	(116,365)	(5.7%)
Net operating income	764,629	7.5%	392,646	5.6%
Expenses	(345,658)	(0.4%)	(170,726)	(2.4%)
Other income and expenses	(22,979)	(278.0%)	(11,229)	(4.4%)
Income before taxes	395,992	4.9%	210,691	13.7%
Taxes	(106,918)	4.9%	(56,887)	13.7%
Income after taxes	289,074	4.9%	153,805	13.7%
LOANS COMPOSITION
Commercial activity:
Santander seeks to grow in retail banking in a responsible manner, with a focus on sustainability for our customers, with the highest levels of customer service and through a phygital distribution strategy that is efficient and productive. 79% of loans to individuals go to high and middle-income people, however, the Bank has an innovative strategy for mass income.
Within the retail segment, there are individuals, companies and Santander Consumer (car financing) detailed below:
•Individuals: Santander Life continues to be a major contributor to new customer growth, with a digital onboarding process for opening a current account. Santander Life customers are quickly monetizing while earning a high Net Promoter Score (NPS) for the onboarding process.

In addition, in order to continue with our commitment to financial inclusion, we launched “Más Lucas”, the first profitable checking account and savings account, 100% digital for the mass market. This product does not charge a maintenance or transaction fee, and the checking account pays a fixed monthly rate based on the average balance held in the account.
•Santander Consumer (auto financing): This business has been very proactive in increasing alliances with different car manufacturers, achieving 14 new commercial alliances in 2023 and being the first financing option for more than 30 brands. Also in March, the FNE approved the purchase of an automotive loan portfolio with Servicios Financieros Mundo Crédito Spa (auto financing company).
•Companies: We continue to open digital current accounts for these clients, which, together with the services offered by Getnet, complete the range of solutions for their businesses.

Retail Banking loans increased 4.7% YoY and 1.1% QoQ. Mortgage loans continued to increase 1.3% QoQ and 2.5% since December 31, 2023, in line with the increase in UF, which increased 1.3% QoQ and 2.1% so far this year, so there is not enough new mortgage origination for portfolio growth. On the consumer side, it increased 1.9% since December 31, 2023 and 1.2% QoQ, mainly driven by credit cards that grew 3.5% so far this year and the purchase of Santander Consumer's portfolio of about Ch$ 50,000 million in 2Q24.
On the side of total deposits in this segment, they decreased by 2.6% year-on-year and also in the quarter due to a fall in demand deposits to a greater extent, added to a fall in time deposits as well, where we have seen a transfer of liquidity from our clients to Mutual Funds as a consequence of the decrease in the MPR that makes time deposits less attractive for clients.
Results:
Retail banking's net contribution increased 4.9% YoY, due to higher revenues from core lines and lower provision expenses. Margins increased 6.3% YoY due to a better funding mix and loan growth. Fees in this segment increased strongly by 7.9% YoY, driven by fees from current accounts, mutual funds and insurance as well as fees generated by Getnet. Provisions increased 4.3% YoY, due to higher provision expenses in the consumer portfolio during this second quarter compared to the first quarter. Operating expenses decreased 0.4% YoY as the Bank continues its digital transformation.

Compared to 1Q24, retail banking's net contribution increased 13.7% QoQ due to lower provisions than the previous quarter. The margin increased 2.5% QoQ due to higher inflation in the quarter. Commissions in this segment increased 3.0% in the quarter mainly as a result of higher commissions from mutual fund brokerage (Santander Asset Management). Provisions decreased 5.7% QoQ mainly due to lower provisions in the mortgage portfolio, which in 1Q24 were already provisioned in line with customer behavior, which is following the evolution of the labor market. Operating expenses decreased 2.4% QoQ, due to lower amortization expenses, offset by higher personnel expenses in the quarter due to the seasonality affecting 1Q24.

Wealth Management & Insurance:
This unit aims to unify the investment offering, allowing for greater consistency across all segments and communication of products and services. Its focus is on generating a specialized strategy for investments in each segment, establishing unique digital and communication development plans. The core businesses are insurance and the distribution of investment instruments for the Retail segment and Private Banking.

Financial accounting information

ACTIVITY
Ch$ million	Jun-24	Jun-24/ Jun-23	QoQ
Loans	779,787	13.0%	3.8%
Deposits	2,386,044	22.6%	7.7%

RESULTS
Ch$ million	Jun-24	YoY	2Q24	QoQ
Net interest income and readjustments	29,795	7.1%	16,250	20.0%
Fees	12,420	22.6%	5,668	(16.1%)
Financial transactions	1,450	(5.3%)	730	1.4%
Total income	43,665	10.6%	22,648	7.8%
Provisions	(3,430)	153.5%	(1,913)	26.0%
Net operating income	40,235	5.5%	20,735	6.3%
Expenses	(14,192)	(5.0%)	(6,638)	(12.1%)
Other income and expenses	1,850	(11.6%)	1,290	130.2%
Income before taxes	27,893	10.3%	15,387	23.0%
Taxes	(7,531)	10.3%	(4,155)	23.1%
Income after taxes	20,362	10.3%	11,232	23.0%
Commercial activity:
The credit portfolio of this segment increased by 3.8% QoQ and 13.0% YoY due to higher demand by Comex as a result of the strong depreciation of the Chilean peso in the last year. Deposits increased by 7.7% QoQ and 22.6% YoY, mainly due to time deposits in CLP.
Results:
Net contribution from Wealth Management & Insurance increased 10.3% YoY due to higher total revenues which increased 10.6% YoY explained by a higher spread in cards and commercial loans in this segment and higher commissions related to mutual funds and insurance. This was offset by higher provisions due to a deterioration in mortgage and consumer loans. Operating expenses decreased 5.0% YoY due to a decrease in amortizations.
In the quarter, Wealth Management & Insurance's net contribution increased 23.0% QoQ due to a 7.8% increase in total revenues due to higher inflation in the quarter. This was offset by higher provisions due to deteriorating client performance in the quarter. Expenses decreased 12.1% QoQ due to lower technology amortization.

Middle-market:
Financial accounting information

ACTIVITY
Ch$ million	Jun-24	Jun-24/ Jun-23	QoQ
Loans	5,797,709	(0.7%)	(5.6%)
Deposits	3,991,907	(2.9%)	(5.4%)

RESULTS
Ch$ million	Jun-24	YoY	2Q24	QoQ
Net interest income and readjustments	156,148	(1.0%)	78,091	—%
Fees	21,044	14.3%	11,293	15.8%
Financial transactions	10,217	(1.7%)	5,246	5.5%
Total income	187,409	0.5%	94,630	2.0%
Provisions	(12,238)	64.7%	(9,763)	294.4%
Net operating income	175,171	(2.2%)	84,867	(6.0%)
Expenses	(23,215)	15.2%	(11,732)	2.2%
Other income and expenses	(148)	(1446.7%)	(305)	(294.7%)
Income before taxes	151,808	(4.5%)	72,830	(7.8%)
Taxes	(40,988)	(4.5%)	(19,664)	(7.8%)
Income after taxes	110,820	(4.5%)	53,166	(7.8%)
Commercial activity:
The loan portfolio of this segment decreased by 5.6% QoQ and 0.7% YoY due to a slower economic performance than in recent months. Deposits fell by 5.4% QoQ and 2.9% YoY, mainly due to lower liquidity and a less attractive rate on time deposits. The main strategic objective of this segment is to focus on total customer profitability, in lending and non-lending activities.
Results:
Middle-market's net contribution decreased by 4.5% YoY. Total revenues increased by 0.5% due to an increase in commissions. This was offset by an increase in provisions of 64.7% YoY due to a worse performance in some industries such as construction and real estate in recent years and the agricultural sector, which was affected by the intense rains and floods caused by the "El Niño" phenomenon, which mainly affected the central regions of Chile where there are many crops and which had not seen such heavy rains in many years. Expenses increased by 15.2% YoY due to higher expenses in technological projects.
In the quarter, Middle-market's net contribution decreased by 7.8% QoQ due to an increase in provisions explained in the previous paragraph. Total revenues increased by 2.0% QoQ mainly due to higher commissions. Finally, expenses increased by 2.2% in line with the progress of technological initiatives in this segment.

Corporate Investment Banking (CIB):
Financial accounting information

ACTIVITY
Ch$ million	Jun-24	Jun-24/ Jun-23	QoQ
Loans	2,369,608	(18.4%)	(28.7%)
Deposits	8,273,864	11.1%	(6.6%)

RESULTS
Ch$ million	Jun-24	YoY	2Q24	QoQ
Net interest income and readjustments	123,370	(1.4%)	62,044	1.2%
Fees	26,079	6.4%	13,571	8.5%
Financial transactions	89,473	(7.9%)	47,235	11.8%
Total income	238,922	(3.2%)	122,850	5.8%
Provisions	(4,821)	(238.2%)	(1,841)	(38.2%)
Net operating income	234,101	(6.5%)	121,009	7.0%
Expenses	(44,364)	4.8%	(22,818)	5.9%
Other income and expenses	734	85.8%	290	(34.6%)
Income before taxes	190,471	(8.6%)	98,482	7.1%
Taxes	(51,427)	(0.5%)	(107,296)	7.8%
Income after taxes	139,044	(8.6%)	71,892	7.1%
Commercial activity:
The loan portfolio in the CIB segment increased 28.7% QoQ and 18.4% YoY due to Comex products and the depreciation of the peso in the last year.
Deposits increased by 11.1% YoY, due to increased demand for time deposits during the period of high rates, but with the continued rate cuts by the central bank, time deposits became increasingly unattractive, decreasing by 6.6% in the quarter.
Results:
The net contribution of this segment decreased by 8.6% YoY. Total revenues fell by 3.2% YoY due to lower financial transactions due to lower demand for FX products, but on the other hand, commissions improved thanks to greater securities brokerage and financial advisory services. On the provisions side, there was a build-up of provisions compared to the release that occurred in the same period of the previous year, due to a deterioration of some clients in recent months. Expenses increased by 4.8% YoY due to higher amortization of technology and administrative costs.
In the quarter, CIB's net contribution increased by 7.1% mainly due to higher total revenues in the quarter due to higher inflation, which increased net interest and adjustment income by 1.2% QoQ, higher commissions by 8.5% QoQ and higher financial transactions by 11.8%. Expenses increased by 5.9% due to higher technology and variable remuneration expenses.

Corporate activities:
Financial accounting information

ACTIVITY
Ch$ million	Jun-24	Jun-24/ Jun-23	QoQ
Loans	400,904	1227.2%	83.9%
Deposits	1,424,089	31.8%	-8.5%

RESULTS
Ch$ million	Jun-24	YoY	2Q24	QoQ
Net interest income and readjustments	(254,493)	(49.1)%	(85,959)	(49.0)%
Fees	(8,296)	(147.6)%	(2,377)	(59.9)%
Financial transactions	(20,749)	(175.4)%	(10,171)	(3.8)%
Total income	(283,538)	(37.7)%	(98,507)	(46.8)%
Provisions	2,978	(18.9)%	1,857	65.8%
Net operating income	(280,560)	(37.8)%	(96,650)	(47.4)%
Expenses	(22,007)	205.9%	(17,967)	344.5%
Other income and expenses	(25,124)	75.0%	(2,853)	(87.2)%
Income before taxes	(327,691)	(30.7)%	(117,470)	(44.1)%
Taxes	112,085	(38.9)%	48,022	(25.0)%
Income after taxes	(215,606)	(25.5)%	(69,448)	(52.5)%
Results:
The results of corporate and ALM activities show a loss of $216 billion in the accumulated results as of June 30, 2024 due to a negative margin. During the period we had a loss from interest income and readjustments of $25 billion due to the cost of funding managed by the ALCO, which becomes less negative according to the MPR cuts. It is important to note that the last payment of the FCIC was made on July 1, 2024.

Section 4: Balance sheet and results
Balance sheet
Retail loans grow with soft trends, while commercial loans contract due to lower dynamism
Total loans decreased 1.8% QoQ and 0.7% compared to December 31, 2023. The retail banking portfolio (mortgage and consumer) continued to grow modestly, while the slower dynamism of the economy, together with exchange rate effects, resulted in contractions in the commercial portfolio. In addition, during the quarter, Bansa S.A. was excluded from the Bank's consolidation, becoming part of another entity of the Santander Group. Bansa's main activity is the financing of revolving inventory lines of automotive dealers, totaling approximately Ch$ 219 billion in commercial loans, before being excluded from the Bank's consolidation (approximately 0.5% of the total portfolio).

Loans by product:
Financial accounting information

	YTD			Var %
(Ch$ million)	Jun-24	Mar-24	Dec-23	Jun-24 / Dec-23	Jun-24 / Mar-24
Consumer loans	5,702,218	5,636,621	5,598,350	1.9%	1.2%
Santander Consumer (car loans)	978,488	912,977	893,631	9.5%	7.2%
Credit cards	1,796,591	1,780,172	1,735,788	3.5%	0.9%
Other consumer loans	2,927,139	2,943,472	2,968,931	(1.4%)	(0.6%)
Mortgage	17,495,395	17,269,588	17,073,439	2.5%	1.3%
Commercial	17,327,326	18,345,439	18,071,657	(4.1%)	(5.5%)
Interbank	1,957	1,316	68,440	(97.1%)	48.7%
Total[1]	40,526,896	41,252,964	40,811,886	(0.7%)	(1.8%)
1.Total gross loans from provisions at amortized cost.

Approximately 59% of our portfolio is indexed to the UF, mostly mortgage loans and around 37% of commercial loans. Regarding foreign currency loans, around 23% of commercial loans (from the Middle-market and CIB segments) are denominated in foreign currency, mainly in US dollars. In the last quarter, the Chilean peso has appreciated by 4.0% and depreciated by 7.8% since December 2023. Therefore, commercial loans denominated in US$ have shown volatility in their value in pesos. These loans have also been impacted by a slower dynamism of the economy in recent months, therefore commercial loans decreased by 4.1% since December 31, 2023 and 5.5% QoQ.

Mortgage loans continue to grow slightly above inflation, reaching a growth of 2.5% since December 31, 2023 and 1.3% QoQ. In recent periods, the origination of new mortgage loans has decreased due to high inflation and rates, however, since the second half of 2023, mortgage loans have grown again in real terms as customers adjusted to market conditions, although demand remains weak.

Consumer loans increased 1.2% QoQ and 1.9% as of December 31, 2023. Between the end of 2019 and 2021, credit card loans decreased 7.0% as customers cut back on large purchases such as travel and hotels, boosting credit card loans. At the same time, many customers paid off credit card debt with liquidity from government transfers and pension fund withdrawals.

By the end of 2022, as household liquidity levels returned to normal and travel, vacations, etc. resumed, credit card lending began to grow again. In recent quarters, we have seen an acceleration of credit card lending, mainly related to the increased use of cards.

Loans by segment:
Financial accounting information

	YTD			Var %
(Ch$ million)	Jun-24	Mar-24	Dec-23	Jun-24 / Dec-23	Jun-24 / Mar-24
Retail Banking[1]	31,178,888	30,820,309	31,072,731	0.3%	1.2%
Wealth Management & Insurance	779,787	751,401	729,012	7.0%	3.8%
Middle-market	5,797,709	6,139,190	6,026,504	(3.8%)	(5.6%)
Corporate & Investment banking (CIB)	2,369,608	3,324,090	3,089,036	(23.3%)	(28.7%)
Others[2]	400,904	217,972	(105,397)	(480.4%)	83.9%
Total3 4	40,526,896	41,252,961	40,811,886	(0.7%)	(1.8%)
1.Includes consumer, mortgage and other commercial loans to individuals and businesses at amortized cost. See Note 13 to the financial statements.
2.Others include other non-segmented loans.
3.Total gross loans from provisions at amortized cost.
4.Customers included in each business segment are reviewed on an ongoing basis and reclassified if a customer does not meet the segment criteria. Therefore, changes in business volumes and results may reflect business trends and customer migration effects.
Retail banking loans grew by 0.3% from December 31, 2023 and by 1.2% from March 31, 2024, driven by the slight growth seen in consumer and mortgage loans.

Wealth Management & Insurance increased by 7.0% from December 31, 2023 and by 3.8% from March 31, 2024 mainly due to mortgage and card products and in the quarter, also due to commercial loans, Comex.

The Middle-market segment's loan portfolio decreased by 3.8% since December 31, 2023 and by 5.6% since March 31, 2024, mainly due to the lower economic activity in general in recent months and a slight appreciation of the exchange rate, reducing the amount in pesos of loans denominated in dollars, mainly to our importer and exporter clients.

Loans in the CIB segment decreased by 23.3% since December 31, 2023 and by 28.7% since March 31, 2024, mainly due to a drop in loans and factoring, related to lower economic activity in the quarter.

Financial investments
Financial investments:
Financial accounting information

	YTD			Var %
(Ch$ million)	Jun-24	Mar-24	Dec-23	Jun-24 / Dec-23	Jun-24 / Mar-24
Financial assets held for trading at fair value through profit or loss (Trading)	125,470	153,426	98,308	27.6%	(18.2%)
Financial assets at fair value through other comprehensive income (Available for sale)	2,601,443	4,030,638	4,641,282	(43.9%)	(35.5%)
Financial assets at amortised cost (Held-to-maturity)	7,609,556	8,719,373	8,176,895	(6.9%)	(12.7%)
Total	10,336,469	12,903,437	12,916,485	(20.0%)	(19.9%)
It is important to note that our financial investment portfolio is composed solely of HQLA (high quality liquid assets) such as Central Bank bonds and notes, Chilean sovereign bonds and US Treasury bonds.
In anticipation of the payment of the FCIC, a credit line provided by the Central Bank to banks during the pandemic, the Central Bank facilitated a Liquidity Deposit Program to facilitate the payment. This instrument is at a floating rate and matches the dates of the two FCIC payments (April 1, 2024 and July 1, 2024). By regulation, this instrument must be recorded at amortized cost in the HTM portfolio.

Therefore, as of April 1, 2024, we have already made the first payment of Ch$ 3.3 trillion and at the end of the second quarter we built liquidity deposits in the HTM portfolio for the second payment that we made on July 1, 2024. The rest of the HTM portfolio is made up of bonds from the Central Bank and the Chilean Treasury. At the end of June 2024, the HTM instruments have a fair market value of Ch$ 7,455,236 million.

In June, the Ministry of Finance carried out an early exchange or redemption exercise of a closed list of existing/current bonds. This was done with the purpose of managing the maturity of Chilean State debt in the coming years, offering new bonds to support liquidity and withdrawing non-referential bonds. During June 2024, the Bank participated in this exchange process for nominal amounts of Ch$4,320 billion.

Time deposits decrease 5.0% in the quarter in response to lower rates
Financing:
Financial accounting information

	YTD			Var. %
(Ch$ million)	Jun-24	Mar-24	Dec-23	Jun-24 / Dec-23	Jun-24 / Mar-24
Demand deposits	13,230,749	13,508,867	13,537,826	(2.3%)	(2.1%)
Time deposits	16,067,191	16,908,024	16,137,942	(0.4%)	(5.0%)
Total deposits	29,297,940	30,416,891	29,675,768	(1.3%)	(3.7%)
Mutual Fund Brokerage[1]	12,462,877	11,548,878	10,247,039	21.6%	7.9%
Bonds[2]	11,002,651	10,814,279	10,423,705	5.6%	1.7%
Central Bank Lines	2,850,919	6,147,010	6,048,867	(52.9%)	(53.6%)
Liquidity Coverage Ratio (LCR)[3]	187.1%	176.3%	212.2%
Net stable funding ratio (NSFR)[3]	102.3%	101.6%	106.5%
1.Banco Santander Chile is the exclusive intermediary of mutual funds managed by Santander Asset Management S.A., a General Fund Manager, a subsidiary of SAM Investment Holdings Limited. This figure is not included in the Bank's consolidated financial statements.
2.Includes regulatory capital financial instruments (AT1 and Tier 2).
3.Calculated according to Chilean regulations.
The last rate hike by the Central Bank was in October 2022, when the monetary policy rate (MPR) reached 11.25%, closing the cycle of increases. This rate increase and the prolonged maintenance of this high level had a direct impact on our funding cost. The beginning of the rate cut cycle began at the end of July 2023 and after 5 successive cuts, the MPR ended 2023 at 8.25%. In 2024, the Central Bank has continued to cut the rate, reaching 5.75% in June.

The Bank's total deposits decreased by 1.3% since December 31, 2023, explained by the 2.3% decrease since December 31, 2023 in demand deposits and a decrease in time deposits in recent months.

Compared to March 31, 2024, total deposits decreased by 3.7%, with demand deposits falling by 2.1%, while time deposits also decreased by 5.0%, as customers responded to lower interest rates.

Our clients' investments through mutual funds brokered by the Bank also grew in the quarter, reaching an increase of 7.9% QoQ and 21.6% since December 31, 2023.

The decrease in the Central Bank's lines in the quarter is due to the first payment of the FCIC (facility granted by the Central Bank during the pandemic) on April 1, 2024.

Bonds increased by 1.7% in the quarter and 5.6% since December 31, 2023. During 2024, the Bank has placed bonds for UF 4,222,000, CLP 101,050,000,000 and CHF 225,000,000, taking advantage of attractive opportunities in the different fixed-income markets at national and international level.

The Bank's Liquidity Coverage Ratio (LCR), which measures the percentage of liquid assets over net cash outflows, as of June 30, 2024, was 187.1%, well above the minimum. As of the same date, the Bank's Net Stable Funding Ratio (NSFR), which measures the percentage of illiquid assets financed through stable funding sources, reached 102.3%, also well above the current legal minimum established for this ratio.

Dividend payment of 70% of 2023 profits, and increase of minimum dividend provision to 60% for 2024.
Equity:
Financial accounting information

	YTD			Var. %
(Ch$ million)	Jun-24	Mar-24	Dec-23	Jun-24 / Dec-23	Jun-24 / Mar-24
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	3,232,505	3,115,239	3,115,239	3.8%	3.8%
Valuation adjustment	(98,861)	(86,404)	(5,242)	1785.9%	14.4%
Retained Earnings:
Retained earnings prior periods	39,679	519,891	23,487	68.9%	(92.4%)
Income for the period	337,976	120,251	496,404	(31.9%)	181.1%
Provision for dividends, payments of interests and reappreciation of issued regulatory capital financial instruments	(208,210)	(397,240)	(154,033)	35.2%	(47.6%)
Equity attributable to equity holders of the Bank	4,194,394	4,163,040	4,367,158	(4.0%)	0.8%
Non-controlling interest	102,098	127,528	124,735	(18.1%)	(19.9%)
Total Equity	4,296,490	4,290,568	4,491,893	(4.4%)	0.1%

At the Ordinary Shareholders' Meeting held on April 17, 2024, the distribution of a dividend of 70% of the 2023 profits was approved. This represents a dividend per share of Ch$1.84393687 and a dividend yield of 3.8%.

At the same ordinary Shareholders' Meeting, the Board of Directors was given the power to increase the percentage of dividend provision during 2024. The Board of Directors agreed to increase the dividend provision from the legal minimum of 30% to 60% of profits in 2024 until June 2024 and for the remaining months of the year. This is in accordance with its vision of the Bank's results expectations for the year. With this, the capital ratios from June 2024 reflect a dividend provision more in line with what we have historically paid.

Therefore, total equity reached $4,296,490 million as of June 30, 2024, a decrease of 4.4% from December 2023, mainly due to the lower profit for the period, higher dividend provisions due to the increase in the provision mentioned in the previous paragraph and there is also a higher loss in the valuation accounts, related to the investment portfolio at fair value (available for sale).

Compared to the close of March 2024, total equity increased by 0.1% mainly due to higher profits for the period but offset by the higher provision for dividend payments in the quarter.

Solid capital levels with a BIS ratio of 17.4% and CET1 of 10.6% and a return on equity (ROAE) of 20.7% in 2Q24.
Capital adequacy and ROAE:
Financial accounting information

	YTD			Var. %
(Ch$ million)	Jun-24	Mar-24	Dec-23	Jun-24 / Dec-23	Jun-24 / Mar-24
Core Capital (CET1)	4,226,325	4,209,225	4,397,881	(3.9%)	0.4%
AT1	656,696	683,598	608,721	7.9%	(3.9%)
Tier I	4,883,021	4,892,823	5,006,601	(2.5%)	(0.2%)
Tier II	2,017,378	2,000,722	1,972,132	2.3%	0.8%
Regulatory capital	6,900,399	6,893,545	6,978,733	(1.1%)	0.1%
Market risk weighted assets	5,481,256	5,280,288	4,793,740	14.3%	3.8%
Operational risk weighted assets	4,793,838	4,640,781	4,424,739	8.3%	3.3%
Credit risk weighted assets	29,481,185	30,586,691	30,333,749	(2.8%)	(3.6%)
Risk weighted assets	39,756,279	40,507,760	39,552,228	0.5%	(1.9%)
Core Capital ratio	10.6%	10.4%	11.1%
Tier I ratio	12.3%	12.1%	12.7%
Tier II ratio	5.1%	4.9%	5.0%
BIS ratio	17.4%	17.0%	17.6%
Leverage[1]	6.7%	6.2%	6.7%
Quarterly ROAE	20.7%	11.2%	16.6%
YTD ROAE	15.8%	11.2%	11.9%
1.Leverage: Core capital / Total regulatory assets, as calculated by the CMF.
Our CET1 ratio remains solid at 10.6% and the total BIS ratio reached 17.4% as of June 30, 2024. Risk-weighted assets (RWA) increased 0.5% since December 31, 2023 and decreased 1.9% QoQ, explained by a decrease in credit risk-weighted assets. Additionally, in January 2024, the CMF announced the Pillar II charges for six banks in the Chilean system, and we highlight that, on this occasion, they did not assign a Pillar II charge to the Bank.
At the same time, core capital decreased by 3.9% from December 31, 2023 and increased by 0.4% QoQ mainly due to the increase in the dividend provision described above and offset by higher profit in the quarter.

The Bank's ROAE was 20.7% in 2Q24 compared to 11.2% in 1Q24, due to the higher result in the quarter as a result of the lower funding cost and higher income from the readjustments of the UF variation. With this, the ROAE for the six months accumulated to June 30, 2024 reached 15.8%, above the 2023 ROAE of 11.9%.

Result
Interest and readjustment income grows 54.5% YoY and 26.4% QoQ due to lower funding costs
Interest and readjustment income:
Financial accounting information

	YTD		Var. %	Quarterly			Var. %
Ch$ million	Jun-24	Jun-23	Jun-24/Jun-23	2Q24	1Q24	2Q23	2Q24/ 2Q23	2Q24/1Q24
Net interest income[1]	674,726	299,922	125.0%	363,999	310,727	124,578	192.2%	17.1%
Net readjustment income[2]	145,723	231,070	(36.9%)	94,012	51,711	129,534	(27.4%)	81.8%
Total net income from interest and readjustment	820,449	530,992	54.5%	458,011	362,438	254,112	80.2%	26.4%
1.Net income from interest-bearing assets and liabilities plus the financial cost of cash flow hedges.
2.Net income from inflation-indexed assets and liabilities (UF) plus the financial cost of inflation-related cash flow hedges.
Net interest margin indicators:
Non-accounting financial information

	YTD		Var. %	Quarterly			Var. %
Ch$ million	Jun-24	Jun-23	Jun-24/Jun-23	2Q24	1Q24	2Q23	2Q24/ 2Q23	2Q24/1Q24
Average interest-earning assets	52,572,098	50,120,864	4.9%	51,441,551	54,060,364	50,646,978	1.6%	(4.8%)
Average loans	41,066,157	39,157,889	4.9%	40,989,844	41,018,472	39,199,343	4.6%	(0.1%)
Avg. net gap in inflation indexed (UF) instruments[1]	7,687,739	6,103,348	26.0%	7,853,557	7,460,657	7,693,604	2.1%	5.3%
Interest earning asset yield[2]	7.9%	8.8%		8.0%	7.7%	8.9%
Cost of funds[3]	5.0%	7.1%		4.7%	5.3%	7.3%
Net interest margin (NIM) [4]	3.1%	2.1%		3.6%	2.7%	2.0%
Inflation rate[5]	2.1%	2.8%		1.3%	0.8%	1.4%
Central Bank reference rate	5.8%	11.3%		5.8%	7.3%	11.3%
Average Central Bank reference rate	7.0%	11.3%		6.3%	7.6%	11.3%
1.The average gap between assets and liabilities indexed to the Unidad de Fomento (UF).
2.Interest income divided by average earning assets.
3.Interest expense divided by the sum of interest-bearing liabilities and demand deposits.
4.Net interest income divided by average earning assets.
5.Inflation measured as the variation of the UF in the period.
Net interest and readjustment income (NII) as of June 30, 2024 increased by 54.5% compared to the same period in 2023. This increase in NII was mainly due to higher interest income due to the effect of the lower monetary policy rate on our funding cost, which fell from 7.1% to 5.0% in 6M24. This is partially offset by lower readjustment income.

Net income from readjustments had a variation of (36.9%) in 6M24 compared to the same period in 2023, given that the UF variation reached 2.1% in 6M24 compared to 2.8% in the same period in 2023. The UF GAP in 6M24 is larger than in 6M23, in line with a more stable UF variation vs an expectation of lower inflation in 6M23.
The Bank has a shorter duration of interest-bearing liabilities than interest-bearing assets, so our liabilities recognize the change in rates more quickly than our assets. Following the rapid hike in the MPR that began in mid-2021 and continued through 2022, the Central Bank began cutting the MPR in July 2023 from 11.25%, with five successive cuts to reach 8.25% in December 2023 and then further cuts in 6M24 to end the period at 5.75%. This has led to a rapid recovery in net interest income, increasing 125.0% in 6M24 compared to 6M23.
In 2Q24, total net interest and readjustment income increased 26.4% compared to 1Q24 and 80.2% compared to 2Q23. This is mainly due to higher interest income in 2Q24 compared to 1Q24 and 2Q23, which increased 17.1% QoQ and 192.2% compared to 2Q23 due to a lower average MPR in the quarter of 6.3% compared to 7.6% in 1Q24 and 11.3% in 2Q23. Our time deposits represent 33.6% of our funding at the end of June, and in general these deposits take the new rate between 30 and 60 days.

On the other hand, the variation in inflation measured by the variation in the UF was 1.3% in 2Q24, higher than the 0.8% in 1Q24 and the 1.4% in 2Q23, explaining the 81.8% increase in net income from readjustments in 2Q24 compared to 1Q24 and (27.4%) compared to 2Q23.
It is important to mention the first payment of the FCIC, a line of credit granted by the Central Bank during the pandemic, which was made on April 1. This generated a 4.8% decrease in interest-generating assets in the last quarter.

With these dynamics of funding costs, inflation and decrease in interest-generating assets in the last quarter, the NIM increased from 2.1% in 6M23 to 3.1% in 6M24 and from 2.0% in 2Q23 and 2.7% in 1Q24 to 3.6% in 2Q24.
The MPR ended the quarter at 5.75% and we estimate that the Central Bank could cut the rate in the second half to 5.25% with a UF variation of around 4% annually. With this scenario, we estimate that our NIM for the year 2024 will follow the recovery path to reach levels between 3.3% and 3.5% for the full year.

Cost of credit of 1.25% in 6M24, in line with the evolution of asset quality given the economic scenario.
Provisions expense:
Financial accounting information

	YTD		Var. %	Quarterly			Var. %
Ch$ million	Jun-24	Jun-23	Jun-24/Jun-23	2Q24	1Q24	2Q23	2Q24/2Q23	2Q24/1Q24
Provisions for credit risk for interbank loans and loans and accounts receivable from clients[1]	(327,615)	(277,209)	18.2%	(165,958)	(161,657)	(145,170)	14.3%	2.7%
Special provisions for credit risk[2]	(332)	65	(610.8%)	(1,657)	1,325	1,419	(216.8%)	(225.1%)
Gross provisions	(327,947)	(277,144)	18.3%	(167,615)	(160,332)	(143,751)	16.6%	4.5%
Recovery of written-off loans	70,906	46,618	52.1%	39,923	30,983	26,305	51.8%	28.9%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(235)	(1,061)	(77.9%)	(331)	95	108	(406.5%)	(448.4%)
Provisions for credit risk	(257,276)	(231,587)	11.1%	(128,023)	(129,253)	(117,339)	9.1%	(1.0%)
1.Includes punishments.
2.Includes additional provisions and provisions for contingent credits.
Asset quality indicators and cost of credit:
Non-accounting financial information

	YTD		Quarterly
	Jun-24	Jun-23	2Q24	1Q24	2Q23
Cost of credit[1]	1.25%	1.18%	1.25%	1.26%	1.19%
Expected loss ratio (LLA / total loans)	2.9%	2.8%	2.9%	2.9%	2.8%
NPL ratio (90 days or more overdue/ total loans)	2.7%	2.1%	2.7%	2.5%	2.1%
Impaired loan ratio (impaired loans / total loans)	6.2%	5.4%	6.2%	5.8%	5.4%
Coverage of NPLs[2]	137.9%	165.0%	137.9%	142.4%	165.0%
1.Annualized credit loss expense divided by average loans.
2.Balance sheet provisions including additional provisions on non-performing loans.

During the Covid-19 pandemic, asset quality benefited from state aid and pension fund withdrawals, which led to a positive evolution of assets during that period, and then began to normalize in line with the economy and the drainage of excess liquidity from households. Currently, the behavior of our clients is reflecting the state of the economy and the labor market, where non-performing loans (NPL) are slightly higher than usual, with the non-performing loan ratio (NPL) increasing from 2.1% in 2Q23 to 2.5% in 1Q24 and 2.7% in 2Q24. The impaired loan ratio increased from 5.4% in 2Q23 to 5.8% in 1Q24 and 6.2% in 2Q24. Finally, the expected loss ratio (credit risk provisions divided by total loans) has increased slightly, from 2.8% in 2Q23 to 2.9% in 1Q24 and to 2.9% in 2Q24 due to higher provisions established in recent periods.

Net credit loss expense totaled $257,276 million YTD, an increase of 11.1% compared to the same period in 2023 and the cost of credit increases from 1.18% as of June 30, 2023 to 1.25% as of June 30, 2024.

In the quarter, net credit loss expense decreased by 1.0% compared to 1Q24, which is explained by a higher recovery of written-off loans, largely offset by an increase in provisions established for credit risk for banks and loans and accounts receivable from clients, which grew by 2.7% in the quarter. Therefore, the cost of credit remained stable at 1.25% in the quarter.

The non-performing loan coverage ratio (which includes voluntary provisions of Ch$299 billion) decreased from 165.0% in 2Q23 to 142.4% in 1Q24 and 137.9% in 2Q24. This decrease in coverage is due to the increase in non-performing loans in the commercial and mortgage portfolios and also a higher weight of the mortgage portfolio in total loans, which require less coverage due to the associated collateral.

We estimate that the evolution of portfolio quality in the coming quarters will follow the trend of the economy in 2024.

Net credit risk provisions expense by product:
Financial accounting information

	YTD		Var. %	Quarterly			Var. %
Ch$ million	Jun-24	Jun-23	Jun-24/Jun-23	2Q24	1Q24	2Q23	2Q24/2Q23	2Q24/ 1Q24
Consumer	(157,872)	(139,860)	12.9%	(78,415)	(79,457)	(73,429)	6.8%	(1.3%)
Commercial	(70,456)	(59,203)	19.0%	(45,644)	(24,812)	(29,171)	56.5%	84.0%
Mortgage	(28,947)	(32,525)	(11.0%)	(3,964)	(24,984)	(14,739)	(73.1%)	(84.1%)
Provisions for credit risk	(257,275)	(231,588)	11.1%	(128,023)	(129,254)	(117,338)	9.1%	(1.0%)
Provisioning expense on consumer loans increased 12.9% in 6M24 compared to the same period in 2023. The increase is mainly related to household liquidity levels that have already returned to pre-pandemic levels coupled with a weaker economy. However, provisioning expense on consumer loans decreased 1.3% in 2Q24 compared to 1Q24, in line with a less dynamic portfolio in the quarter and a slight increase in recoveries in the quarter. The consumer NPL increased from 1.8% in June 2023 to 2.3% in March 2024 where it remained stable at 2.4% in June 2024 and the consumer impaired ratio increased from 4.2% in June 2023 to 4.9% in December 2023 where it has remained at these levels in March 2024 and June 2024, indicating a more normalized asset quality of the consumer portfolio. With this, the non-performing loan coverage of consumer loans is at 354.4% in June 2024.
Commercial loan provision expenses increased by 19.0% in 6M24 compared to 6M23, and by 84.0% QoQ. The increase in provisions in the quarter is related to the economic cycle and an increase in provisions for non-performing companies (assessed on an individual and group basis). The non-performing loan ratio of the commercial portfolio increased from 2.9% in June 2023 to 3.5% in March 2024 and to 3.8% in June 2024 with the non-performing loan coverage ratio of this portfolio decreasing from 149.5% in June 2023 to 124.2% in March 2024 and 122.7% in June 2024. On the other hand, the impaired ratio of the commercial portfolio increased from 7.6% in June 2023 to 7.7% in March 2024 and to 8.6% in June 2024. Overall, the deterioration of the commercial portfolio is explained by particular names in the agriculture and real estate industries. However, it is important to mention that the commercial portfolio decreased by 5.5% in the quarter, mainly in loans to large companies and an increase in recoveries of commercial loans of 17.4% in the quarter.

Mortgage loan provisioning expenses decreased by 11.0% in 6M24 compared to the same period in 2023 and 84.1% QoQ. The NPL ratio in June 2023 was 1.4%, then worsened to 1.5% in March 2024 and 1.6% in June 2024.

The mortgage impaired ratio increased from 3.4% in June 2023 to 4.0% in March 2023 and 4.3% in June 2024. The mortgage NPL coverage ratio increased from 66.1% in June 2023 and 70.9% in March 2024 to 69.0% in June 2024. It is important to remember that this portfolio has the property as collateral and currently has an LTV below 60%.
For more information on credit risk and asset quality, see Section 6: Risk.

Fees increase 6.5% QoQ, due to a larger customer base and product usage
Net fees increased 6.5% QoQ due to the increase in clients and greater use of products such as mutual funds, cards, and current accounts. With this, the recurrence ratio (total net fees divided by total expenses) is 55.0% in 2Q24, demonstrating that more than half of the Bank's expenses are financed by fees generated by our clients.
In the first half of 2024, fees decreased by 1.4% compared to the same period in 2023, mainly due to lower card fees due to the impact of interchange fee regulation. However, fees for our other core products continue to trend well.

Fees per product:
Financial accounting information
The evolution of fees by product was as follows:

	YTD		Var. %	Quarterly			Var. %
Ch$ million	Jun-24	Jun-23	Jun-24/Jun-23	2Q24	1Q24	2Q23	2Q24/2Q23	2Q24/1Q24
Cards	60,613	63,035	(3.8%)	32,101	28,512	29,148	10.1%	12.6%
Mutual Fund Brokerage	36,191	28,954	25.0%	18,447	17,744	14,650	25.9%	4.0%
Insurance brokerage	31,473	31,858	(1.2%)	15,105	16,368	16,309	(7.4%)	(7.7%)
Guarantee	17,845	17,755	0.5%	9,940	7,905	8,453	17.6%	25.7%
Collections	31,664	30,804	2.8%	15,870	15,794	14,638	8.4%	0.5%
Current accounts	35,222	29,090	21.1%	18,052	17,170	14,923	21.0%	5.1%
Getnet	29,886	21,172	41.2%	15,541	14,345	10,956	41.8%	8.3%
Prepayment of credits	7,809	6,051	29.1%	4,372	3,437	2,703	61.7%	27.2%
Others	11,319	37,138	(69.5%)	5,680	5,639	24,140	(76.5%)	0.7%
Total commissions	262,022	265,857	(1.4%)	135,108	126,914	135,920	(0.6%)	6.5%
Credit and debit card fees decreased 3.8% in 6M24 compared to the same period in 2023 due to the impact of the regulatory change in the interchange rates that began in October 2023. Card fees increased 12.6% QoQ, due to increased use of our cards and a slight decrease in associated costs.

Mutual fund brokerage fees increased by 25.0% in 6M24 compared to the same period in 2023, by 25.9% compared to 2Q23 and by 4.0% QoQ. This is explained by the transfer of liquidity and time deposits from our clients to mutual funds as interest rates have dropped and clients are taking this type of investment through digital platforms.
Insurance brokerage commissions decreased 1.2% in 6M24 compared to the same period in 2023 due to a decrease in personal insurance, partially offset by higher non-credit insurance commissions from companies. In 2Q24, insurance brokerage commissions decreased 7.4% compared to 2Q23 and 7.7% compared to 1Q24 due to lower non-credit insurance commissions in the quarter for personal insurance, such as auto insurance, and lower commissions from insurance related to consumer loans.
Collection fees increased by 2.8% in 6M24 compared to the same period of the year mainly due to higher collections from credit-related debts. In 2Q24, collection fees increased by 8.4% compared to 2Q23 and by 0.5% compared to 1Q24 due to higher collections from credit-related debts and foreign payment orders.

Guarantee fees increased by 0.5% in 6M24 compared to the same period of the year and grew by 17.6% in 2Q24 compared to 2Q23 and by 25.7% compared to 1Q24 due to higher fees related to guarantee vouchers.

Current account fees increased by 21.1% in 6M24 compared to the same period in 2023, while in 2Q24 they increased by 5.1% QoQ and by 21.0% compared to 2Q23. Growth in account openings continued to grow strongly during the quarter. With this, the bank's market share in total current accounts as of April 2024 is 24.1%. In addition, this includes a strong increase in customer demand for US dollar current accounts as customers can digitally open this type of account through the Santander Life platform in a few simple steps. We have opened 146,280 accounts in the last 12 months (as of April 2024) to reach a total of 400,498 dollar current accounts, reaching a total market share of 39.8%.
Getnet, our acquiring business, showed an increase of 41.2% YoY and 8.3% QoQ as Getnet gains more customers and a greater number of transactions. At the end of the period, Getnet has more than 177 thousand points of sale in operation with a strong demand from SME clients and expansion towards larger clients with Host to Host solutions.
Prepaid loan fees increased 29.1% in 6M24 compared to the same period in 2023 and increased 27.2% QoQ and 61.7% compared to 2Q23 mainly due to higher prepayments of commercial loans and consumer loans, in an environment where interest rates have fallen over the last year.
The last item, others, considers commissions received and paid for other services, particularly from our subsidiaries.

Net financial results decreased by 33.2% in 6M24 due to valuations of derivative contracts.

Net financial results:
Financial accounting information

	YTD		Var %	Quarterly			Var %
Ch$ million	Jun-24	Jun-23	Jun-24/Jun-23	2Q24	1Q24	2Q23	2Q24/2Q23	2Q24/1Q24
Financial assets and liabilities for trading	(10,006)	127,094	(107.9%)	(8,322)	(1,684)	(6,147)	35.4%	394.2%
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(45,320)	(35,382)	28.1%	316	(45,636)	1,179	(73.2%)	(100.7%)
Changes, readjustments and hedge accounting in foreign currency	163,707	70,626	131.8%	65,520	98,187	89,935	(27.1%)	(33.3%)
Net financial results	108,381	162,338	(33.2%)	57,514	50,867	84,967	(32.3%)	13.1%

Net financial results recorded a gain of $108,382 million in 6M24, a decrease of 33.2% compared to 6M23 mainly due to a strong gain in the first quarter of 2023 from our trading of financial assets and liabilities portfolio (derivative contracts) that was not repeated in 2024 and offset by higher gains from foreign currency hedging.
In 2Q24, net financial results decreased by 32.3% compared to 2Q23 due to a lower gain on foreign currency exchanges, adjustments and hedging and a higher loss on the valuation of derivative contracts. Compared to 1Q24, net financial results increased by 13.1%, mainly due to lower losses on the derecognition of instruments from our available-for-sale portfolio and offset by a higher loss on the valuation of derivatives and a lower gain on foreign currency exchanges, adjustments and hedging. For a better understanding of these lines, they are presented by business area in the following table:
Financial results, net by business:
Non-accounting financial information

	YTD		Var %	Quarterly			Var %
Ch$ million	Jun-24	Jun-23	Jun-24/Jun-23	2Q24	1Q24	2Q23	2Q24/2Q23	2Q24/1Q24
Client	130,592	128,478	1.6%	65,873	64,719	56,478	16.6%	1.8%
Non client[1]	(22,210)	33,860	(165.6%)	(8,358)	(13,852)	28,489	(129.3%)	(39.7%)
Total net financial transactions	108,382	162,338	(33.2%)	57,515	50,867	84,967	(32.3%)	13.1%
1.Non-client income. These results include interest and mark-to-market effect from the Bank's trading portfolio, realized gains from the available-for-sale portfolio and other results of the Finance Division.
Revenue from client treasury services reached a profit of $130,592 million in 6M24, an increase of 1.6% compared to the same period of the previous year, and an increase of 16.6% compared to 2Q23 and 1.8% compared to 1Q24. These results reflect the demand from clients for treasury products such as spot currency purchases, forward contracts and derivatives due to the high volatility of the market and the high level of the monetary policy rate.
Non-client treasury totaled a loss of Ch$22,210 million in 6M24 compared to a gain of Ch$33,860 million in the same period in the previous quarter and a loss of Ch$8,358 million in the quarter, a decrease of 39.7% from 1Q24. This result is due to a loss from the liabilities management of our Financial Division explained by bond repurchases among others and negative results in the inefficiency of hedges of the portfolio managed by our team. This was offset by higher results from the liquidity portfolio and portfolio sales in the quarter.
Core support expenses increase 4.2% in 6M24 in line with guidance
Core support expenses (salaries, administration and amortization) grew 4.2% in 6M24 compared to 6M23 and 4.0% in 2Q24 compared to 2Q23 and 4.7% compared to 1Q24, in line with the growth of the inflation, as we mentioned in our previous guidance. Total operating expenses (which includes other expenses) increased 15.2% in 6M24 compared to the same period in 2023 driven by higher other operating expenses, related to a provision for the restructuring of our branch network and the transformation to Work/Café and also the progress in Digital Banking.
The Bank's efficiency ratio reached 42.1% as of June 30, 2024, better than the 45.4% of the same period last year, with a quarterly efficiency ratio of 37.6%, explained by the recovery of revenues in the quarter. On the other hand, the cost to assets ratio increased to 1.4% in 6M24 vs. 1.3% in the same period of the previous year.

Productivity also continues to improve, with volumes per branch (loans plus deposits) up 10.2% YoY and volumes per employee up 6.7% YoY. This increase in productivity reflects the strength of our digital channels and a higher level of automation across the different cost centers. During 2024, the Bank is focused on advancing the execution of its US$450 million investment plan for the years 2023-2026, with a focus on technology initiatives and branch renovations.

Operational expenses:

Financial accounting information

	YTD		Var %	Quarterly			Var %
Ch$ million	Jun-24	Jun-23	Jun-24/Jun-23	2Q24	1Q24	2Q23	2Q24/2Q23	2Q24/1Q24
Personnel expenses	(193,240)	(211,141)	(8.5%)	(102,220)	(91,020)	(113,927)	(10.3%)	12.3%
Administrative expenses	(185,013)	(149,385)	23.8%	(92,750)	(92,262)	(72,088)	28.7%	0.5%
Depreciation and amortization	(71,183)	(70,979)	0.3%	(34,908)	(36,274)	(34,932)	(0.1%)	(3.8%)
Structural support costs	(449,436)	(431,505)	4.2%	(229,878)	(219,556)	(220,947)	4.0%	4.7%
Other operational expenses	(56,151)	(7,463)	652.4%	(15,952)	(40,199)	(695)	2195.3%	(60.3%)
Impairment	—	—	--%	-	-	-	--%	--%
Operating expenses	(505,587)	(438,968)	15.2%	(245,830)	(259,755)	(221,642)	10.9%	(5.4%)
Productivity and efficiency indicators:
Non-accounting financial information

	YTD		Var %	Quarterly			Var %
Ch$ million	Jun-24	Jun-23	Jun-24/Jun-23	2Q24	1Q24	2Q23	2Q24/2Q23	2Q24/1Q24
Branches	244	260	(6.2%)	244	246	260	(6.2%)	(0.8%)
Traditional	133	160	(16.9%)	133	135	160	(16.9%)	(1.5%)
WorkCafé	89	74	20.3%	89	88	74	20.3%	1.1%
WorkCafé Expresso	7	4	75.0%	7	6	4	75.0%	16.7%
Middle market centers	12	18	(33.3%)	12	13	18	(33.3%)	(7.7%)
Select	3	4	(25.0%)	3	4	4	(25.0%)	(25.0%)
Employees	8,885	9,162	(3.0%)	8,885	8,976	9,162	(3.0%)	(1.0%)
Efficiency ratio[1]	42.1%	45.4%	-330pb	37.6%	47.4%	46.3%	-980pb	-870pb
Volume per branch (Ch$ million)[2]	286,326	259,718	10.2%	286,326	291,779	259,718	10.2%	(1.9%)
Volume per employee (Ch$ million)[3]	7,863	7,370	6.7%	7,863	7,997	7,370	6.7%	(1.7%)
Costs / Assets[4]	1.4%	1.3%	10pb	1.4%	1.4%	1.3%	0pb	10pb
1.Operating expenses divided by operating income.
2.Loans + deposits divided by branches (points of sale).
3.Loans + deposits divided by employees.
4.Annualized operating expenses/average total assets.
Personnel expenses decreased by 8.5% in 6M24 compared to the same period in 2023 and by 10.3% in 2Q24 compared to 2Q23 due to a lower number of employees, which fell by 3.0% in the same period, which was partly offset by the adjustment of salaries in line with inflation. In 2Q24, personnel expenses increased by 12.3%

compared to 1Q24, mainly due to a seasonal effect in the first quarter of the year related to the staff vacation season and its respective provision.
Administrative expenses increased 23.8% in 6M24 compared to the same period in 2023 and 28.7% in 2Q24 compared to 2Q23. In the same period, the value of the UF has increased 4.1% due to higher expenses related to leases and other long-term contracts and services and the exchange rate has depreciated 17.7% affecting technology-related services contracted in foreign currency. Compared to 1Q24, administrative expenses increased 0.5% mainly due to higher data processing and advertising expenses, offset by lower expenses related to leases and maintenance of fixed assets.
Amortization expenses increased 0.3% in 6M24 compared to the same period in 2023 due to higher amortization of internally generated software and higher depreciation of equipment. Amortization expenses decreased slightly by 0.1% in 2Q24 compared to 2Q23 and by 3.8% compared to 1Q24 due to lower amortization of intangible assets partly offset by higher depreciation of fixed assets.

Other operating expenses increased 652.4% in 6M24 compared to the same period in 2023, and decreased 60.3% QoQ. The increase corresponds to a one-off provision for restructuring plans in 1Q24 of approximately $17,000 million due to the progress in our branch network transformation and the progress towards digital banking, which implies a movement of operational functions to administrative functions. Operating expenses increased from $695 million in 2Q23 to $15,952 million in 2Q24 considering a low comparative base where in 2023 we benefited from lower expenses for operational risk event insurance premiums, which are now at normalized levels.

Other operating income, results from investments in companies and taxes
Other net operating income and taxes:
Financial accounting information

	YTD		Var %	Quarterly			Var %
Ch$ million	Jun-24	Jun-23	Jun-24/Jun-23	2Q24	1Q24	2Q23	2Q24/2Q23	2Q24/1Q24
Other operating income	6,817	2,123	221.1%	886	5,931	1,579	(43.9%)	(21.3%)
Income from investment in associates	4,210	4,197	0.3%	2,832	1,377	2,655	6.7%	105.7%
Results from non-current assets and non-continued operations	(543)	2,195	(124.7%)	(573)	30	(734)	(21.9%)	(2010.0%)
Income tax	(94,779)	(24,524)	286.5%	(59,274)	(35,505)	(6,686)	786.5%	66.9%
Effective tax rate	21.6%	8.3%		21.2%	22.4%	4.8%
The increase in other operating income in 6M24 is mainly explained by higher fraud recoveries in 1Q24.
Income tax expense in 6M24 totaled $94,779 million, an increase of 286.5% compared to the same period in 2023 due to higher pre-tax profit and a lower effect of the monetary correction of taxable equity. For tax purposes, our equity must be readjusted by inflation, therefore, when inflation is high, the effective tax rate tends to be lower. As of June 2024, the effective rate was 21.6%.

In 2Q24, tax expenses increased 66.9% compared to the previous quarter due to the growth in pre-tax profit. Additionally, in 2Q24, there was the payment of the semi-annual coupon of our AT1 bond in April, which generates a tax benefit, which slightly reduces the effective rate to reach 21.2%.

YTD taxes:
Non-accounting financial information

			Change %
Ch$ million	Jun-24	Jun-23	Jun-24/Jun-23
Income before tax	438,477	297,145	47.6%
Price level restatement of capital[1]	(109,910)	(144,632)	(24.0%)
Other permanent differences, deferred taxes	22,467	(61,687)	(136.4%)
Adjusted income before tax	351,034	90,826	286.5%
Tax rate	27.0%	27.0%	+0bp
Income tax	(94,779)	(24,524)	286.5%
Effective tax rate	21.6%	8.3%	+1.336bp
1.For tax purposes, capital is indexed to inflation (CPI). Statutory tax is applied to pre-tax profits after adjustments for the currency correction of taxable equity. See note 18 of the Consolidated Financial Statements for more details.

Section 5: Guidance
With all of the above, the Bank's expectations for volume, capital and results growth for 2024 are as follows:

Indicator	Expectation	Key factor
Loans	Mid-single digit growth	Economic growth.
NIM	Between 3.3%-3.5%.	Inflation control and speed of reduction of the MPR, asset and liability mix.
Fees	Mid-single digits	Customer growth and product usage, but impacted for lower exchange rates
Efficiency	Efficiency: High 30%s	Financial income, inflation, total employees, exchange rate, productivity and investment plans.
Cost of credit	Around 1.3% asset quality following the economic cycle.	Subject to the evolution of the cycle and economic recovery.
ROE	ROE recovering towards normalized levels, 17%-18%	Updated based on new rate and inflation scenarios.
CET1	Ending the year at around 10.7%, including full provision of dividends	ROE, equity growth and risk-weighted assets and dividend payout.
Medium-term ROE expectations remain at 17%-19%

Section 6: Risks
Risk management in 2Q24 has focused on strengthening our risk structure in the face of low economic activity and labor market conditions.
Credit risk
Estimated expected loss:
The estimation of provisions is based on expected loss models, in line with Chapter B1 of the Compendium of Accounting Standards of the CMF. The loan portfolio is divided between loans analyzed as a group and loans analyzed individually. Within each group there are different provisioning models for consumer loans, mortgages, and commercial loans. In a simplified manner, provisions for most loans are determined with the following expected loss formula:
Provisions for individual assessments
According to the CMF, the individual assessment of commercial debtors is necessary for companies that, due to their size, complexity or level of exposure, must be analyzed in detail. The analysis of debtors focuses mainly on their credit quality and they are assigned to one of the following portfolio categories: Normal, sub-standard or non-performing portfolio. For this assignment, several risk factors are considered: the industry or economic sector, its activity, the situation of the owners and managers, financial indicators, payment capacity and payment performance. Based on this, the portfolio is classified as:
•Normal portfolio: considers debtors whose payment capacity allows them to meet their obligations and commitments and in which there is no foreseeable alteration in their economic and financial situation. The classifications assigned to this portfolio are categories from A1 to A6.
•Substandard portfolio: includes borrowers with financial difficulties or significant deterioration in their payment capacity and for whom there is reasonable doubt about their future repayment of principal and interest within the contractual terms, showing a limited capacity to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.
•Defaulted Portfolio: Includes borrowers and related loans whose recovery is considered remote, as they have reduced or no ability to repay. This portfolio includes borrowers who have defaulted on their loans or show clear signs that they will default, as well as those who require a forced restructuring of the debt, reducing the overdue obligation or delaying the payment of principal or interest; and any other borrower who is more than 90 days past due on interest or principal. The classifications assigned to this portfolio are categories from C1 to C6.
As part of the individual assessment of debtors classified as Normal or Substandard, the Bank classifies them into the following categories, assigning them a percentage of probability of default and loss in the event of default (severity), resulting in expected loss percentages.

Portfolio	Debtor's category	Probability of Default (%)	Severity (%)	Expected loss (%)
Normal porfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A 5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard portoflio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

In order to calculate the provisions to cover a debtor classified as in default, first, an expected loss rate is determined by calculating the amounts recoverable through collateral and deducting the present value of recoveries obtained through collection services after related expenses. Once the expected loss range is determined, the corresponding provision percentage is applied to the amount of the exposure, which includes loans and contingent loans of the same debtor. The provision rates applied to the calculated exposure are as follows:

Classification	Estimated loss range	Provision

C1	Until 3%	2%
C2	More than 3% up to 20%	10%
C3	More than 20% up to 30%	25%
C4	More than 30% up to 50%	40%
C5	More than 50% up to 80%	65%
C6	More than 80%	90%

All debtors' credits must remain in impaired portfolio until their payment or performance capacity is normalized, regardless of the sanctioning procedures for each credit, in particular those that comply with the conditions of Title II of Chapter B-2 of the CMF accounting compendium for banks (Compendio Normas Contables Banco or CNC).

Provisions for group evaluations
Group assessments are appropriate to address a large volume of loans that have small individual balances, mainly disbursed to individuals or small businesses. To determine their provisions, group assessments require the grouping of debtors with similar characteristics in terms of debtor type and credit commitments to determine both the group's payment behavior and the recovery of nonperforming loans, using technically sound estimates and prudential criteria. The model used is based on debtor characteristics, payment history, outstanding loans and defaults, among other relevant factors.
The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate the provisions for the group's assessment portfolio. It considers commercial loans for debtors that are not assessed individually, mortgages and consumer loans (including installment loans, credit cards and overdrafts). This methodology allows the Bank to independently identify the performance of the portfolio in the year and thus determine the provision required to cover losses that arise within one year from the balance sheet date.
Clients are segmented according to their internal and external characteristics into clusters or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (client-portfolio model). This is known as the profile assignment method, which is based on a statistical construction model that, through logistic regression, establishes relationships between variables – such as delinquency, external performance, sociodemographic data, among others – and a response variable that determines the client's risk, in this case a default equal to or greater than 90 days. After this, common profiles are defined and assigned a Probability of Non-Performance (PND) and a recovery rate based on a historical analysis known as Severity (SEV).
Once clients have been profiled and assigned a PND and SEV based on their credit profile, the default exposure is calculated. This estimate includes the client's credit portfolio, including contingent credits, less any amount recoverable through enforceable guarantees (for non-consumer credits).
Notwithstanding the foregoing, in order to establish provisions for commercial and residential mortgage loans, the Bank must establish minimum provisions in accordance with the standard method established by the CMF for this type of loans. Although this standard model constitutes a minimum prudential baseline, it does not exempt the Bank from its responsibility to have its own internal methodologies for determining sufficient provisions to protect the credit risk of this portfolio.
The impaired portfolio includes all outstanding and contingent loans of borrowers who are more than 90 days past due on any interest or principal. It also includes borrowers who have been granted a loan to refinance a loan that is more than 60 days past due and borrowers who have undergone a forced debt restructuring or partial debt forgiveness.
On April 27, 2022, the latest amendment to the Compendium of Accounting Standards (CNC) for Banks established that, for the formation of the group portfolio, commercial exposures, other than student loans, associated with the same counterparty, should not exceed a threshold of 20,000 UF and 0.2% of the group portfolio.

Loans and accounts receivable from customers As of June 30, 2024 (Ch$ million)	Assets before allowances					Total	Established allowances
	Normal portfolio		Substandard Portfolio	Non-compliant portfolio			Normal portfolio		Substandard Portfolio	Non-compliant portfolio		Subtotal	Deductible guarantee FOGAPE Covid-19	Total	Net financial asset
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group
Commercial loans
Commercial loans	6,625,011	4,269,636	880,893	681,288	408,153	12,864,981	56,886	55,182	20,103	225,495	166,460	524,126	6,372	530,498	12,334,483
Chilean export foreign trade loans	1,212,887	12,046	48,613	18,587	1,534	1,293,667	16,039	322	5,294	10,868	1,013	33,536	-	33,536	1,260,131
Chilean import foreign trade loans	671,249	61,583	20,773	15,116	2,100	770,821	16,550	1,679	3,712	9,850	1,335	33,126	-	33,126	737,695
Foreign trade between third parties	1,220	-	-	-	-	1,220	71	-	-	-	-	71	-	71	1,149
Checking accounts debtors	75,007	39,040	7,756	2,248	8,195	132,246	1,433	1,205	924	1,185	5,904	10,651	-	10,651	121,595
Credit card debtors	23,296	94,770	2,416	1,164	10,645	132,291	618	2,921	277	497	7,696	12,009	-	12,009	120,282
Factoring transactions	777,766	33,565	10,180	5,883	6,260	833,654	8,417	628	1,207	5,079	6,170	21,501	-	21,501	812,153
Leasing transactions	821,574	179,114	103,225	53,169	8,508	1,165,590	3,576	3,655	2,106	6,316	6,893	22,546	20	22,566	1,143,024
Student loans	-	32,155	-	-	10,529	42,684	-	875	-	-	2,336	3,211	-	3,211	39,473
Other loans and accounts receivable	5,861	65,942	1,143	11,032	6,195	90,173	63	1,568	96	9,131	2,791	13,649	-	13,649	76,524
Subtotal	10,213,871	4,787,851	1,074,999	788,487	462,119	17,327,327	103,653	68,035	33,719	268,421	200,598	674,426	6,392	680,818	16,646,509
Mortgage loans
Loans with letters of credit	-	200	-	-	37	237	-	-	-	-	17	17	-	17	220
Mortgage transferable mutual loans	-	624	-	-	68	692	-	1	-	-	18	19	-	19	673
Mortgage mutual loans financed through mortgage finance bonds	-	85,210	-	-	3,014	88,224	-	160	-	-	243	403	-	403	87,821
Other mortgage mutual loans	-	16,587,192	-	-	744,078	17,331,270	-	33,992	-	-	141,702	175,694	-	175,694	17,155,576
Mortgage financial leasing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans and accounts receivable	-	68,522	-	-	6,450	74,972	-	202	-	-	2,243	2,445	-	2,445	72,527
Subtotal	-	16,741,748	-	-	753,647	17,495,395	-	34,355	-	-	144,223	144,223	-	144,223	17,316,817
Consumer loans
Installment consumer loans	-	3,521,813	-	-	239,433	3,761,246	-	116,809	-	-	130,636	247,445	-	247,445	3,513,801
Current account debtors	-	132,884	-	-	9,431	142,315	-	6,195	-	-	6,997	13,192	-	13,192	129,123
Credit card debtors	-	1,764,670	-	-	31,921	1,796,591	-	45,686	-	-	23,458	69,144	-	69,144	1,727,447
Consumer leasing transactions	-	1,703	-	-	42	1,745	-	26	-	-	26	52	-	52	1,693
Other loans and accounts receivable	-	13	-	-	307	320	-	2	-	-	218	220	-	220	100
Subtotal	-	5,421,083	-	-	281,134	5,702,217	-	168,718	-	-	161,335	330,053	-	330,053	5,372,164
TOTAL	10,213,871	26,950,682	1,074,999	788,487	1,496,900	40,524,939	103,653	271,108	33,719	268,421	506,156	1,183,057	6,392	1,189,449	39,335,490

Credit quality of debtors
At the end of June 2024, the NPL rate continues to increase, reaching 2.7% as of June 30, 2024. The coverage ratio, including additional provisions, reached 137.9% as of June 30, 2024, with the expected loss ratio (credit loss provisions divided by total loans) increasing slightly to 2.9%. The impaired ratio closed at 6.2%, up from 5.6% as of December 31, 20233. The impaired ratio includes NPLs in addition to restructured loans, being an indicator with a broader view than NPL. The commercial portfolio has increased in NPL and impaired over the last 12 months, while the mortgage portfolio has been slightly more stressed in the last half year, both due to the economic cycle and labor market conditions. However, it is important to remember that mortgage holders generally have a property as collateral.
Asset credit quality

				Var %
Ch$ million	Jun-24	Dec-23	Jun-23	Jun-24 / Dec-23	Jun-24/Jun-23
Total loans[1]	40,526,896	40,811,886	39,239,663	3.3%	(0.7%)
Loan loss allowances (LLAs)[2]	(1,488,453)	(1,487,764)	(1,383,832)	7.6%	—%
Non-Performing Loans[3] (NPLs)	1,079,179	923,852	838,759	28.7%	16.8%
Consumer NPLs	136,574	118,264	97,490	40.1%	15.5%
Commercial NPLs	659,128	582,343	512,826	28.5%	13.2%
Mortgage NPLs	283,477	223,245	228,443	24.1%	27.0%
Impaired loans[4]	2,523,808	2,291,621	2,108,005	19.7%	10.1%
Consumer impaired loans	281,134	276,000	224,804	25.1%	1.9%
Commercial impaired loans	1,489,027	1,380,121	1,332,246	11.8%	7.9%
Mortgage impaired loans	753,647	635,500	550,955	36.8%	18.6%
Expected loss ratio[5] (LLA / total loans)	2.9%	2.8%	2.8%
NPL ratio (NPL / total loans)	2.7%	2.3%	2.1%
Consumer NPL ratio	2.4%	2.1%	1.8%
Commercial NPL ratio	3.8%	3.2%	2.9%
Mortgage NPL ratio	1.6%	1.3%	1.4%
Impaired loan ratio (impaired / total loans)	6.2%	5.6%	5.4%
Consumer impaired ratio	4.9%	4.9%	4.2%
Commercial impaired ratio	8.6%	7.6%	7.6%
Mortgage impaired ratio	4.3%	3.7%	3.4%
NPL coverage ratio[6]	137.9%	157.3%	165.0%
Coverage ratio without mortgages[7]	162.5%	183.8%	202.0%
Consumer coverage ratio[8]	354.4%	413.8%	478.0%
Commercial coverage ratio[9]	122.7%	137.1%	149.5%
Mortgage coverage ratio[10]	69.0%	74.1%	66.1%
1.Includes interbank loans.
2.Adjusted to include the $293 billion of additional provisions and $6 billion of additional provisions required by the CMF for the commercial portfolio.
3.Total gross amount of loans with at least one installment more than 90 days late.
4..Includes: (a) for loans individually assessed for impairment: (i) the amount of all loans of customers classified between C1 and C6 and (ii) the amount of all customers with at least one loan in default (and that is not a mortgage loan less than 90 days past due), regardless of category; and (b) for loans assessed collectively for impairment, the amount of all loans of a customer when the customer is past due on at least one loan or has been renegotiated.
5.LLA/total loans. Measures the percentage of loans for which the bank provisions given its internal model and CMF regulations. Adjusted to include the $293 billion of additional provisions and $6 billion of additional provisions required by the CMF for the commercial portfolio.

6.LLA/NPLs. Adjusted to include the $293 billion of additional provisions and $6 billion of additional provisions required by the CMF for the commercial portfolio.
7.Commercial and consumer LLAs/Commercial and consumer NPLs. Adjusted to include the $122 billion of additional provisions for the commercial portfolio, the $154 billion of additional provisions for the consumer portfolio and $6 billion of additional provisions required by the CMF for the commercial portfolio.
8.Consumer LLA/Consumer NPLs. Adjusted to include the $154 billion of additional provisions for the consumer portfolio.
9.LLA of commercial/commercial NPLs. Adjusted to include the $122 billion of additional provisions for the commercial portfolio and $6 billion of additional provisions required by the CMF for the commercial portfolio.
10.Mortgage LLA/mortgage NPLs. Adjusted to include additional provisions of $17 billion for the mortgage portfolio.

Variable and fixed rate distribution

As of June 30, 2024, 19.3% of our loan portfolio is at amortized cost and 28.2% of our mortgage loans are at variable rate.

	As of June 30, 2024
	Variable rate	Fixed rate	Total
Debt from bank	1.957	-	1.957
Business loans	2,380,208	10,484,773	12,864,981
Foreign trade credits	241,874	1,823,833	2,065,707
Debtors in current accounts	121.171	11.075	132.246
Credit card debtors	—	132,291	132,291
Factoring operations	—	833,654	833,654
Commercial financial leasing operations	16,534	1,149,056	1,165,590
Student loans	—	42,683	42,683
Other credits and accounts receivable	154	90,019	90,173
Total commercial	2,759,941	14,567,386	17,327,326
Home Credit Letter Loans	—	237	237
Loans with endorsable mortgage loans	—	692	692
Loans with mutual funds financed with mortgage bonds	—	88,224	88,224
Other housing loans with mutual funds	4,930,641	12,400,628	17,331,269
Other credits and accounts receivable	7,766	67,207	74,973
Total mortgage	4,938,407	12,556,988	17,495,395
Consumer loans in installments	218	3,761,030	3,761,248
Debtors in current accounts	133,528	8,787	142,315
Credit card debtors	—	1,796,591	1,796,591
Consumer financial leasing operations	—	1,745	1,745
Other credits and accounts receivable	—	320	320
Total consumption	133,746	5,568,472	5,702,218
Total loans at amortized cost	7,834,051	32,692,846	40,526,896

Distribution by economic sector
By economic sector, the Bank's portfolio is highly diversified, with no significant percentage exposed to any particular industry, increasing the possibility of having a stable portfolio over time.

Market risk
There are four main market risks that may affect the Bank: exchange rate, inflation, interest rate and liquidity. Their measurement and control is the responsibility of the Market Risk Management, which is part of the Risk Division. The limits are approved by the various committees in charge, a responsibility that lies mainly with the Market Committee and the Assets and Liabilities Committee (ALCO). The main market risks are also reviewed by the Comprehensive Risk Committee.
The Financial and Capital Management areas, as part of the Financial Division, have the following functions, which are supervised and controlled by the ALCO and Risk Management:
•Optimizing the cost of liabilities, seeking the most efficient financing strategies, including the issuance of bonds and bank lines.
•Manage short- and long-term regulatory liquidity limits.
•Inflation risk management and exposure.
•Manage local and foreign currency exchange rate risk.
•Capital adequacy and requirements
Liquidity risk
The Financial Management area manages liquidity risk by using a portfolio of liquid assets to ensure that the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term financing, complying with internal regulatory liquidity requirements. The Financial Management Department receives information from all business units on the liquidity profile of their financial assets and liabilities, as well as the breakdown of other projected cash flows derived from future business. Based on this information, the area maintains a portfolio of short-term liquid assets, composed mainly of liquid investments, loans and advances to other banks, to ensure that the Bank has sufficient liquidity. The liquidity needs of the business units are covered by short-term transfers from Financial Management to cover short-term fluctuations and long-term financing to meet all structural liquidity needs.

The Bank monitors its liquidity position on a daily basis, determining the future flows of its expenses and income. Additionally, stress tests are carried out at the end of each month, for which a variety of scenarios are used that cover both normal market conditions and market fluctuation conditions. The liquidity policy and procedures are subject to review and approval by the Bank's Board of Directors. Periodic reports are generated by the Market Risk Department, which break down the liquidity position of the Bank and its subsidiaries, including exceptions and corrective measures adopted, which are periodically submitted to the ALCO for review.
The Bank obtains demand and fixed-time deposits from retail, EIB and Corporate banking. The Finance Department obtains funding from correspondent banks, debt instruments, commercial paper and wholesale time deposits. Although most obligations to banks and debt instruments mature in more than one year, customer and wholesale deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short-term nature of these deposits increases the Bank's liquidity risk and therefore the Bank actively manages this risk by continuously monitoring market trends and managing pricing.
High quality liquid assets
High-quality liquid assets (HCA) are an essential component in liquidity risk management. They consist of balance sheet assets, composed mainly of financial investments that are not collateralized, have low credit risk and have a deep secondary market. Under Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 assets being the least liquid.

As of June 30, 2024, the Bank's ALAC amounted to $8,533,887 million and corresponded mainly to Level 1 liquid assets, composed mainly of bonds of the Republic of Chile, the Central Bank of Chile and the United States Treasury.
Liquid Assets (Consolidated Ch$ million)
In terms of liquidity, the main metrics managed by the Bank's Finance Division are the following:
1.Liquidity Coverage Ratio (LCL).
2.Net stable financing ratio (NSFR).

LCR
Liquidity Coverage Ratio (LCR) measures the percentage of Liquid Assets over Net Cash Outflows. This indicator is required by Basel III standards and provides a sustainable maturity structure for assets and liabilities, allowing banks to maintain a stable funding profile in relation to their activities.
As of June 30, 2024, this indicator for Banco Santander Chile was 187.1% above the minimum. This is a reflection of the conservative liquidity requirements established by the board of directors through the ALCO committee.
Evolution of LCR
NSFR
This indicator is a local regulatory version of the NSFR required by Basel III, which provides a sustainable maturity structure of assets and liabilities, so that banks maintain a stable funding profile in relation to their activities. As of June 30, 2024, the NSFR was at 102.3%.
Evolution of NSFR

Interest rate risk: banking book
For the financial management portfolio (bank book), the Bank has more liabilities than assets exposed to short-term rates, and this creates mismatches when rate adjustments occur. To manage this risk, Banco Santander performs a sensitivity analysis with respect to local and foreign currencies. Through simulations, limits are set in relation to the maximum loss that rate movements may have on the capital and net financial income budgeted for the year.

	June 30, 2024
	Effect on financial income	Effect on capital
Financial Management Portfolio – Local Currency (in $MM)
Loss limit	138,957	347,802
high	79,657	146,408
Low	11,244	87,335
Average	48,340	115,622
Financial Management Portfolio – Foreign Currency (in MM$US)
Loss Limit 32	169,639	188,487
high	17,775	66,414
Low	227	53,436
Average	8,768	58,252
Financial management portfolio – consolidated (in $MM)
Loss limit	138,957	347,802
high	75,816	297,876
Low	10,659	246,664
Average	46,143	273,804
VaR trading portfolio
In the case of the trading portfolio, risk is estimated and managed through Value at Risk (VaR) limits where it was kept within the established risk limits. Due to the rules established by the Assets and Liabilities Committee (ALCO), the Bank must not have significant exposure to foreign currencies; therefore, all exchange rate risk is included in the trading portfolio and is measured and controlled with Value at Risk (VaR) limits.

The table below shows the evolution of the Bank's consolidated VaR of the trading portfolio, which includes the exchange rate risk and the interest rate risk of the trading portfolio.

VAR	As of June 30, 2024 US$ million
Consolidated:
high	4.77
Low	1.91
Average	3.30

Fixed income investments:
high	3.78
Low	1.70
Average	2.72

Foreign currency investments
high	3.28
Low	0.22
Average	1.68
Inflation risk
The Bank has assets and liabilities that are indexed according to the variation of the Unidad de Fomento (UF). In general, the Bank has more assets than liabilities in UF and, therefore, moderate increases in inflation have a positive effect on indexation income, while a fall in the value of the UF negatively affects the Bank's margin. To manage this risk, the ALCO establishes a set of limits on the difference between assets and liabilities denominated in UF as a percentage of interest-earning assets.
Operational risk
Overall, operational risk indicators on operating results have remained stable and below the system average. As of June 30, 2024, operating loss increased by 65.4% compared to the same period of the previous year, mainly explained by higher losses from fraud and labor practices.

Operating losses:

	Jun-24	Jun-23	Jun-24/ Jun-23
Fraud	5,670	1,567	261.8%
Labor	3,664	2,977	23.1%
Clients and products	486	468	3.8%
Fixed assets	104	91	14.3%
Business continuity/systems	283	86	229.1%
Prosecution	2,195	2,311	(5.0%)
Total	12,402	7,500	65.4%

Section 7: Credit risk ratings
The Bank has the following credit ratings:
International rankings

Moody’s	Rating
Bank Deposit	A2/P-1
Baseline Credit Assessment	Baa1
Adjusted Baseline Credit Assessment	Baa1
Senior Unsecured	A2
Outlook	Stable

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	TO-
Long-term Local Issuer Credit	TO-
Short-term Foreign Issuer Credit	A-2
Short-term Local Issuer Credit	A-2
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

HR Ratings	Rating
HR	AA-
Outlook	Stable

KBRA	Rating
Senior Unsecured Debt	TO
Outlook	Stable
Local rankings

Local ratings	Feller Rate	ICR
Shares	Level 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

Section 8: Stock performance
As of June 30, 2024
Shareholding structure
Volume traded (average)
US$ million, Last twelve months to June 30, 2024
Total return
Santander ADR vs. MSCI EM (Base = 12/31/2023)
Total return
Santander vs. IPSA Index (Base = 12/31/2023)

Share price

ADR Price (US$)		Local share price ($)
06/30/2024:	18.83	06/30/2024:	44.20
Maximum (6M24):	20.55	Maximum (6M24):	49.65
Minimum (6M24):	17.88	Minimum (6M24):	42.00
Action information

Market capitalization: US$9,554 billion
P/E 12 last 12 months*:	18.00
P/BV (06/30/2024)**:	1.95
Dividend yield***:	4.0%
*     Price as of June 30, 2024 / earnings for the last 12 months
**    Price/book value as of June 30, 2024
***Based on closing price of the record date of the last dividend paid

Dividends

Paid year	$/share	% of previous year's profit
2021	1.65	60%
2022	2.47	60%
2023	2.57	60%
2024	1.84	70%

Annex 1: Strategy and responsible banking
Our strategy

In its 45 years of experience in Chile, Banco Santander has closely supported its clients, achieving leadership in market share and in financial strength and profitability.

In 2023, the institution adopted a new roadmap – Chile First – whose aspiration is to be the first in the country in the banking industry in terms of contribution to its various stakeholders.

Our success is based on a clear purpose, mission and style of doing things. We are building a more responsible bank.

Our purpose	Our mission	Our style

Contribute to the progress of the people and companies.	To be the best open platform for financial services, acting responsibly and earning the trust of our employees, clients, shareholders and society.	Simple, Personal and Fair

Our behaviors

Basing our strategy on the following pillars:

Digital Bank with Work/Café…	…for more than 5 million customers and 450,000 SMEs[1], based on cutting-edge technology and customer-centric processes and people.
Specialization and added value in companies…	…with a differential value-added offer and service in transactional products, FX and consulting.
Sustained generation of new business opportunities…	…fostering competition, seeking growth and leading in the sustainable finance market.
Agile, collaborative and high-performance organization…	…the best place to work in Chile by attracting, developing and retaining exceptional people based on merit.
1.Our long-term goal.
For the purposes of this transformation, we have developed a Chile First initiative plan, where we seek to generate, as Santander Chile, a prominent financial operation in Chile and within the Santander Group, to help our clients, employees, communities and shareholders prosper.
Responsible Banking
The Principles for Responsible Banking have been designed through the United Nations Environment Programme Finance Initiative (UNEP FI) to guide and strategically align the business of banks with the Sustainable Development Goals (SDGs) and Santander Chile is committed to these Principles.

Principles of Responsible Banking

Alignment Alignment of business strategy with the needs of society.	Impact Positive impact and reduction of negative impact.	Customers Prosperity shared with customers.

Interest groups Stakeholder engagement.	Corporate Governance and Culture Corporate Governance and Goal Setting	Transparency and accountability of counts Transparency and responsibility.

Responsible commitments
The goals associated with responsible banking, aligned with people and the community, are the following:

Goals	Progress

Increase the percentage of women in management positions: Achieve that 30% of the staff in management positions are women. (* we will increase to 38% by 2025)	Currently, 34% of the staff in management positions are women.

Eliminate the gender pay gap: Our goal is to eliminate it by 2025. The Iguala Conciliación Seal, awarded by the Ministry of Women and Gender Equality, provides us with a path and an official commitment to move forward on this issue. (*)
We have a 1.5% gender pay gap.

Working to financially empower people: Through our financial products such as Más Lucas and Life, among other initiatives, we want this to increase to more than 4 million people by 2025. (*)	Between 2019 and June 2024 we have contributed to financially empowering 3,166,901 people.

Provide sustainable financing to our clients: We have set a goal for 2025 of at least US$1.5 billion. (*)
As of May 2024, we already have US$1.1 billion in green and sustainability-linked financing. In 2Q22, the Santander Group published the ESG framework, under which in 4Q23 the first green bond was issued for JPY$8 billion, equivalent to US$53 million app.

Supporting people through community contribution programs: In social issues between 2019 and 2024 we hope to help more than 500,000 people through our community programs. (*)	From 2019 to June 2024, we have supported 506,263 people through our education programs and other support measures for the benefit of people in vulnerable situations.

Women on the board of directors: our goal for 2050 is to have between 40% and 60%.	44%

ESG indicators
As a result of Santander's firm commitment to the progress of people, respect for the environment and good corporate governance, which is also reflected in its adherence to the main sustainable development and responsible banking initiatives, Santander has achieved the following ESG indicators:

Included in Chile, MILA and Emerging Markets
International benchmark index that evaluates the sustainable performance of companies in the economic, social and environmental spheres. We currently have a score of 78 points and we managed to be within the 96th percentile of the companies that participate in this index.

Included in Latam Emerging and Global Emerging Positive evaluations in the environmental and social dimensions, compared to other banks in the index.

At the beginning of 2021, the Santiago Stock Exchange launched a new S&P IPSA ESG index. Chile is the third Latin American country to have an index that incorporates these dimensions and uses the same methodology as the DJSI. Of the 30 companies that are part of the IPSA, 26 companies were included in this index and Santander has the third largest weighting.

Strategic objectives by stakeholder group

Customers
Passionate about our clients, their progress and experience
✓Leading in customer satisfaction.
✓Achieve memorable digital and personal attention with the best advice.
✓Revolutionize our value proposition in savings and transactional products.
✓With specialized service models in Corporate Banking.

Key KPIs

	2021 Results	2022 Results	2023 Results	Results June 2024

NPS	60% Top 1 (Gap of 7 with second place)	57% Top 2 (Gap of 1 with second place)	60% Top 1 (Gap of 4 with second place)	59% Top 2 (Gap of 4 with first place)
Total customers	4,116,301 (+14.1%)	3,910,094 (-5.0% YoY)	4,052,314 (3.6% YoY)	4,049,467 (8.4% YoY)
Loyal customers	832,405 (+8.9%)	855,156 (+2.7% YoY)	850,905 (-0.5% YoY)	1,295,260 (55.0% YoY)
Digital Clients	2,016,947 (+30.4%)	1,981,540 (-1.8% YoY)	2,113,128 (6.6% YoY)	2,130,718 (7.7% YoY)
Total customers increased by 8.4%, despite the Bank constantly closing unused accounts to protect people from fraud and cyberattacks. In the same vein, digital customers grew by 7.7% YoY, due to the success of digital initiatives.
Digital Bank with Work/Cafés
Our first strategic pillar is based on cutting-edge technology and customer-focused processes and products. We are building a bank with strengths in digital channels that allows digital onboarding in a safe, fast and easy-to-use way, offering our Life and Más Lucas accounts for the mass segment and the Life SME account and payment services through Getnet for entrepreneurs and medium and small businesses. These initiatives not only encourage our clients to become increasingly digital, but are also achieving increased financial inclusion in these segments through an initial approach through transactional services, with the potential to extend the offer of other products and financing options, such as credit cards and loans.
The other part of the first pillar is the transformation of our branches into Work/Café, evaluating the needs of our clients in different areas and providing branches that not only meet their financial needs, but also provide them with a pleasant environment to approach us.

Digital Clients:
As a result of these efforts, the Bank's market share in current accounts remains strong. According to the latest publicly available information, which is as of April 2024, our market share reaches 24.1% in current accounts, which includes products such as Santander Life and PYME Life. These figures do not include our Más Lucas checking account. In addition, due to the volatility in the exchange rate, we have seen increasing customer demand for dollar checking accounts. As of April 2024, we have a market share of 39.8% and we have opened 146 thousand dollar checking accounts in the last twelve months, thanks to the ease of opening these accounts online and a strong increase in customer demand for this type of account.

Furthermore, digital clients continue to grow, surpassing 2 million digital clients. Our digital clients represent 86% of our active clients and the majority are current account holders, and the products with the greatest traction are deposits, credit cards, investment funds and general insurance.

*Digital customers are those who access their account online or through the App at least once a month.

Más Lucas is the first 100% digital savings and checking account for the mass market. This product does not charge maintenance or transaction fees and is also remunerated monthly according to the balance maintained. In this way, the Bank aims to provide better access to these simple banking products and reinforce Santander's commitment to financial inclusion. Since its launch in March 2023, Más Lucas has more than 177 thousand clients and in recent months has maintained an average of 15 thousand accounts opened per month.

In June 2024, we launched Más Lucas Joven, a checking account for people between 12 and 17 years old. Like the Más Lucas account, this account is free and also pays monthly interest based on the average balance. With this, we seek to attract customers in their first contact with a bank, offering them digital products with the ease of paying with a debit card and online transfers.

Getnet's entry into the Chilean purchasing market continues to show good results. Customer reception has been high, with more than 170 thousand merchants signed up and more than 227 thousand POS in operation, with strong demand from SME clients and recently an expansion towards larger clients that require a Host to Host solution, offering an integrated payment system for more sophisticated clients. Additionally, the sale of mPOS, which are more compact devices, continues to grow, where we have more than 1,200 mPOS sold. In addition, e-commerce also attracts merchants, with more than 6,700 businesses using Getnet for their online sales to date, reaching $197 billion in sales in the last 12 months. A key feature that has contributed to Getnet's success is the deposit of sales into clients' checking accounts up to five times a day, including weekends.

+	22% YoY SME clients GetNet

As for our SMEs, we have seen strong growth in accounts thanks to initiatives such as Getnet (our acquirer) and Cuenta Pyme Life, which is 100% digital, providing access to a current account, debit card and Office Banking, the transactional platform for companies. With these initiatives we have a wide range of products, meeting their transactional needs as well as supporting them in the growth of their business.

+	30% YoY Current Accounts for companies
With these initiatives, including Getnet, we are seeing significant growth in current accounts of SMEs and companies, growing 30.4% YoY to April 2024, and with a market share of 36.9% according to the CMF. As we build a relationship with these SMEs and learn more about their history, we offer credit cards and other financing options.

Other initiatives launched recently

Apart from the Más Lucas Joven account, we have also launched the following:

•Complementary health insurance with UC Christus medical centers, where they implemented a revolutionary medical care model for Chile. Clients have access to a primary care physician, who is available for both in-person and online consultations, and who refers patients to the appropriate specialists, maintaining a holistic view of the patient, encouraging prevention and reducing waiting times for specialties.
•Autocompara: A digital platform to compare car insurance in a transparent and efficient way, allowing people to make an informed decision before purchasing insurance. In June 2024, we opened this platform to non-customers as well, being one of the few platforms available in Chile with this service.
•Currency transfers to 28 countries online or with reception in a branch. These transfers are safer and faster than swift transfers and are free for our clients.

We continue to grow in Work/Café branches
As of June 2024, we have a total of 96 Work/Cafés, which consider different types such as Investment Work/Cafés, StartUps and regular ones. We have closed 16 branches in the last 12 months, including Select branches, aimed at higher-income clients, and traditional branches. In total, we have 244 branches, 6.2% less than last year.
In 4Q22, we launched Work/Café StartUp, an initiative that aims to offer a comprehensive solution to all the needs of entrepreneurs, and in particular to increase banking penetration, carry out pilot programs with the Bank and even offer financing. It is aimed at companies that have three main characteristics: first, that they are starting activities and showing accelerated growth; second, that technology is part of the value proposition; and third, that the proposals are scalable to a real problem.
Then, in 1Q23, we launched Work/Café Expresso, our new transaction centers with cashier or self-service services, service desk, card printing machines, and lockers for product delivery, all in Work/Café format, where our customers can carry out their transactions in an efficient and secure environment, providing a better customer experience. These high-tech branches provide greater efficiencies with our cash management, allowing us to continue consolidating our branch network. Since its launch, Work/Café Expresso's NPS is 74%, which has helped improve the bank's overall opinion.
And finally, in 4Q23 we launched Work/Café Inversiones, a new space open to the community aimed at helping people improve their financial well-being. Clients and potential clients will be able to access specialized advice, talks and workshops on different topics that will help them learn and understand more about investment instruments, the impact of market movements and how to prepare for their various personal projects. Through specific initiatives such as the opening of this new space, the Bank continues to make clear progress in its purpose of helping people progress.

With all of the above, we continue to find efficiencies in our branch network, with over 30% of our branches cashless. Due to the strength of our digital channels, the Bank's productivity continues to grow, with volume per branch increasing 10.2% YoY and productivity per employee increasing 6.7% YoY.

1.Volume = total loans + total deposits

Top 1 in NPS among our Chilean competitors
As a result of all our efforts, our customers are the most satisfied with us. As of June 2024, our NPS is 59 points. Our digital channels also continue to be our strength, with the website standing out with a Net Satisfaction of 74 and the App with 75 points.

51
54
56
59
60
58
55
57
57
56
56
58
60
60
59
63
59
55
56
42
45
45
46
48
48
48
51
51
47
30
34
38
41
40
42
46
45
43
43
46
50
48
Dec-20
Mar-21
Jun-21
Sept-21
Dec-21
Mar-22
Jun-22
Sept-22
Dec-22
Mar-23
Jun-23
Sept-23
Dec-23
Mar-24
Jun-24
Santander
Peer 1
Peer 2
Peers*

73 points Contact Center
75 points Application (App)
74 Points Website
1.Source: Activa Research study for Santander with a scope of 50,000 surveys of our customers and more than 1,200 surveys of each competitor in a period of 6 months. It measures the Overall Net Satisfaction and Net Recommendation in three main attributes: service quality, product quality and brand image. % of customers who give a score of 9 and 10 minus those who give a score of 1-6. Audited by an external provider.
*Competitors: BCI, Banco de Chile, Banco Estado, Itaú, Scotiabank

Strategic objectives by stakeholder group

People
A committed and high-performance team
✓To be recognized by our teams as the best place to work in Chile and the Santander Group.
✓Empowering teams by enhancing culture through TEAMS behaviors.
✓Ensure that attracting, developing and retaining the right people enables us to meet organizational objectives.

Key KPIs

	2021 Results	2022 Results	2023 Results	June 2024 Results
Engagement Index	94%	It is now measured through a new survey during the year to have information in a more timely manner. For 2022, this new measurement was 82%.	85%	84%
Diversity	28% Women in management positions 1.2% with disability	31% Women in management positions 1.3% with disabilities	34% Women in management positions 1.3% with disabilities	34% Women in management positions 1.3% with disabilities[1]
Gender pay gap	3.0%	2.4%	1.5%	1.5%[1]
1) Latest information available as of December 2023.

Strategic objectives by stakeholder group

Shareholders
We want to be a benchmark for attractive and predictable returns
✓Strongly increase the customer base with a focus on digital customers.
✓Increase profitability by focusing on savings, transactional and international products.
✓Adequate risk profile with robust solvency.

Key KPIs

	2021 Results	2022 Results	2023 Results	June 2024 Results
ROE	22.7%	21.6%	11.9%	15.8%
Efficiency[1]	40.1%	42.8%	46.6%	42.1%
Past due portfolio	1.2%	1.8%	23%	2.7%
Solvency CET1[2]	9.6%	11.1%	11.1%	10.6%
1.For 2021 and 2022 results, the efficiency ratio is calculated as operating expenses including impairment and other operating expenses divided by Operating income.
2.Internal goal of having a minimum of 10% by the end of the year starting in 2022.
Meetings with investors
The Bank maintains contact with investors through virtual and in-person meetings, calls and attendance at conferences. During 2024, we have had a total of 526 contacts with investors between in-person or virtual meetings, conferences, roadshows and quarterly results presentations (webcast).

Strategic objectives by stakeholder group

Community
We want to be a benchmark in responsible banking and sustainable finance
✓Reaching all of Chile with financial education, promoting responsible borrowing and encouraging savings.
✓Maintain leadership in the provision of sustainable financial solutions within Chile.

Key KPIs

	2021 Results	2022 Results	2023 Results	June 2024 Results
Financial empowerment	1,690,015	2,404,119	2,955,591	3,166,901
Supporting people through community contribution programs	281,212	394,356	474,082	506,263
Sustainable financing	US$54 million	US$345 million	US$850 million	US$1.1 billion[1]
Sustainability Index	91st Percentile DJSI Chile, MILA & Emerging Markets	96th percentile DJSI Chile, MILA & Emerging Markets	96th percentile DJSI Chile, MILA & Emerging Markets	96th percentile DJSI Chile, MILA & Emerging Markets
BitSight Index	800	810	800	800
1) Latest information available as of May 2024.

Corporate governance
For more information on our corporate governance, please see Section 3 of Management Commentary for 1Q22.
For more information on our Board composition and organizational structure, please see Our Top Management on our website.
Latest events and material facts
Shareholders Meeting
At the Ordinary Shareholders' Meeting of Banco Santander Chile held on April 17, 2024, together with the approval of the 2023 Consolidated Financial Statements, it was agreed to distribute 70% of the profits attributable to shareholders, which amounted to $496,404 million as of December 31, 2023. These earnings correspond to $1.84 per share. The remaining 30% was allocated to reserves and/or retained earnings of the Bank.
The following was also approved:
•Determination of Board remuneration: remuneration was maintained.
•Appointment of external auditors: PricewaterhouseCoopers Consultores Auditores y Compañía Limitada were approved as auditors for the 2024 financial year.
•Appointment of local risk rating agencies Feller and ICR: maintained.
•Report of the Directors and Audit Committee, determining the remuneration of its members and the operating budget for the year 2024.
•Provide a report on transactions with related parties.
•Powers to the Board of Directors to increase, during fiscal year 2024, the provision for the distribution of dividends above the legal minimum.
Subsidiaries
On February 12, 2024, Santander Consumer Finance Ltda. announced the signing of a conditional purchase agreement for a portfolio of automotive loans with Servicios Financieros Mundo Crédito Spa. On March 22, 2024, the transaction was approved by the National Economic Prosecutor's Office (FNE). In April, the first stage of the transaction was completed for $49,454 million.
Bond issue
During 2024, the Bank has registered current bonds with the CMF for UF 11,000,000. The details of the placements made during this year are included in Note No. 22.

Series	Currency	Term Original	Annual issuance rate	Issuance Date	Amount Issued	Maturity Date
AA14	UF	5 years	3.30%	12-01-2023	5,000,000	12-01-2028
AA15	UF	4 years	6.20%	10-01-2023	3,000,000	10-01-2027
AA16	UF	2.5 years	3.20%	04-01-2024	3,000,000	10-01-2026
2024 Awards
•Top Employer Certification January 2024 (sixth consecutive year)
•Euromoney: Best bank in the country in the SME and ESG categories
•ALAS20: First place in the category of leading company in sustainability

Material facts:

03-01-2024
Placement of securities in international and/or national markets
On January 3, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placement were as follows:

- Series AA-9 Bonds, with mnemonic BSTDA91122 for a total amount of 5,500,000,000 pesos, maturing on November 1, 2030. The average placement rate of the securities was 6.30%
- Series AA-13 Bonds, with mnemonic BSTD130923 for a total amount of 305,000 UF, maturing on September 1, 2029. The average placement rate of the securities was 3.52%

04-01-2024
Placement of securities in international and/or national markets
As of today, January 4, 2024, the placement of dematerialized and bearer bonds was carried out by the Bank in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were the following:

- Series AA-9 Bonds, with mnemonic BSTDA91122 for a total amount of 2,500,000,000 pesos, maturing on November 1, 2030. The average placement rate of the securities was 6.30%.

registered in the CMF securities registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were the following:

- Series W-3 Bonds, with mnemonic BSTDW31218 for a total amount of UF 50,000, maturing on June 1, 2026. The average placement rate of the securities was 3.92%.

05-01-2024
Placement of securities in international and/or national markets
As of today, January 5, 2024, the placement of dematerialized and bearer bonds was carried out by the Bank in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were the following:

- Series AA-9 Bonds, with mnemonic BSTDA91122 for a total amount of 2,500,000,000 pesos, maturing on November 1, 2030. The average placement rate of the securities was 6.30%.
- Series AA-13 Bonds, with mnemonic BSTD130923 for a total amount of 1,025,000 UF, maturing on September 1, 2029. The average placement rate of the securities was 3.62%.

09-01-2024
Placement of securities in international and/or national markets
On January 9, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placement were as follows:

- Series AA-8 Bonds, with mnemonic BSTDA80323 for a total amount of 1,000,000,000 pesos, maturing on September 1, 2027. The average placement rate of the securities was 6.15%

10-01-2024
Placement of securities in international and/or national markets
On January 10, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placement were as follows:

- Series AA-9 Bonds, with mnemonic BSTD91122 for a total amount of 20,700,000,000 pesos, maturing on November 1, 2030. The average placement rate of the securities was 6.31%

11-01-2024
Placement of securities in international and/or national markets
On today's date, January 11, 2024, and with a settlement date of January 25, 2024, a bond in Swiss francs was issued through our EMTN program for an amount of CHF 225,000,000, maturing on January 25, 2027 at a placement rate of 2.445%.

Additionally, the placement of dematerialized and bearer bonds by the Bank in the local market was carried out, charged to the following lines: /a/ registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placement were as follows:

- Series AA-2 Bonds, with mnemonic BSTDA21222, for a total amount of 4,000,000,000 pesos, maturing on June 1, 2029. The average placement rate of the securities was 6.27%

registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:

- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 215,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.97%

12-01-2024
Placement of securities in international and/or national markets
On January 12, 2024, the Bank carried out the placement of dematerialized and bearer bonds in the local market, charged to the following lines registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were the following:

- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 430,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.92%.

06-02-2024
Essential fact of society Others
Pursuant to the provisions of articles 9 and 10 of Law No. 18,045 and the provisions of chapter 18-10 of the Updated Compilation of Standards, it is reported that pursuant to Exempt Resolution No. 1,178 issued on January 26, 2024 by that Commission, Banco Santander-Chile has been sanctioned with a fine of UF 1,946.84 for failing to timely comply with the provisions of article 28 of Law 14,908. The amount of the aforementioned fine has been deposited and reported as of the date indicated in point 3 of the operative part of the individualized Andes resolution.

07-02-2024
Placement of securities in international and/or national markets
On February 7, 2024, the Bank carried out the placement of dematerialized and bearer bonds in the local market, charged to the following lines registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placement were as follows:

- Series AA-9 Bonds, with mnemonic BSTD91122, for a total amount of 10,000,000,000 pesos, maturing on November 1, 2030. The average placement rate of the securities was 6.12%.
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 1,950,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.15%.

29-02-2024
Ordinary meetings, summons, agreements and proposals.
Pursuant to the provisions of Articles 9 and 10 of Law No. 18,045, it is hereby reported that, in today's ordinary session, the Board of Directors of Banco Santander-Chile agreed to call an Ordinary Shareholders' Meeting, to be held by remote communication means, on Wednesday, April 17, 2024, in order to discuss the following matters:
1) Submit for consideration and approval the Report, the Balance Sheet, Financial Statements and the Report of the External Auditors corresponding to the fiscal year between January 1 and December 31, 2023.
2) Decide the destination of the profits for the 2023 fiscal year.
3) Determination of the remuneration of the Board of Directors.
4) Appointment of External Auditors.
5) Designation of Private Risk Classifiers.
6) Report of the Directors and Audit Committee, determining the remuneration of its members and the budget of expenses for its operation.
7) Report on the operations referred to in Title XVI of Law 18,046.
8) To hear any matter of social interest that must be discussed at the Ordinary Shareholders' Meeting in accordance with the law and the bank's bylaws.

03-14-2024
Placement of securities in international and/or national markets
On March 14, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:
- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 465,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.25%.

03-15-2024
Placement of securities in international and/or national markets
On March 15, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:
- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 235,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.21%.

21-03-2024
Placement of securities in international and/or national markets
On March 21, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 307,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.32%.

22-03-2024
Placement of securities in international and/or national markets
On March 22, 2024, the Bank carried out the placement of dematerialized and bearer bonds in the local market, charged to the following lines: /a/ registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-10 Bonds, with mnemonic BSTD100323, for a total amount of 4,000,000,000 pesos, maturing on March 1, 2026. The average placement rate of the securities was 6.31%.

/b/ registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:
- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 150,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.28%.

26-03-2024
Ordinary meetings, summons, agreements and proposals.
On March 26, 2024, the Board of Directors agreed to resolve the allocation of profits for the 2023 fiscal year, proposing to distribute a dividend of $1,84393687 per share, corresponding to 70% of the profits for the fiscal year, which will be made available to shareholders, if approved, as of the 5th banking business day following the day of the meeting. It will also be proposed that the remaining 30% of the profits be allocated to increasing the bank's reserves and/or accumulated profits. Also within the same matter, it will be proposed to grant the board of directors the power to increase, during the 2024 fiscal year, the provision for the distribution of dividends above the legal minimum.

01-04-2024
Placement of securities in international and/or national markets
On April 1, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:
- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 265,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.19%.

01-04-2024
Placement of securities in international and/or national markets
On April 1, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:
- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 265,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.19%.

03-04-2024	Banco Santander-Chile Annual Report 2023
05-04-2024
Placement of securities in international and/or national markets
On April 5, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:
- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 550,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.20%.

08-04-2024
Placement of securities in international and/or national markets
On April 8, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:
- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 255,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.15%.

08-04-2024
Placement of securities in international and/or national markets
On April 8, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:
- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 545,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.19%.

09-04-2024
Placement of securities in international and/or national markets
On April 9, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-8 Bonds, with mnemonic BSTDA80323, for a total amount of 15,000,000,000 pesos, maturing on September 1, 2027. The average placement rate of the securities was 6.28%.

04-11-2024	Banco Santander-Chile Annual Report 2023

04-18-2024
Ordinary shareholders' meeting
Pursuant to the provisions of Law No. 18,045, article 44 of the General Banking Law, and articles 9 and 10 of Law No. 18,045 on the Securities Market, it is hereby reported that the Ordinary Shareholders' Meeting of Banco Santander-Chile was held yesterday, April 17, 2024. Attached is a prominent notice published today in the El Mercurio de Santiago newspaper, reporting the agreement adopted at the aforementioned Ordinary Shareholders' Meeting, to distribute a dividend of $1,84393687 per share, charged to the profits for the year 2023. The aforementioned dividend will be available to shareholders as of April 24, 2024, at the Bank's Head Office located at Bandera No. 140, Santiago, and at any of its branches, both in the Metropolitan Region and the rest of the country. Those who are registered in the Shareholders Registry at midnight on April 18, 2024 are entitled to this dividend.

04-29-2024
Others
Pursuant to the provisions of articles 9 and 10 of Law No. 18,045 and the provisions of chapter 18-10 of the Updated Compilation of Regulations of the Financial Market Commission, Banco Santander-Chile informs that the Financial Market Commission, by Exempt Resolution number 2638 dated March 15, 2024, fined Banco Santander-Chile in the amount of 400 UF for failing to fully and timely comply with the delivery of information requested by the Public Prosecutor's Office in procedure RUC 2200706442-3.

05-08-2024
Placement of securities in international and/or national markets
On May 8, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placement were as follows:
- Series AA15 Bonds, with mnemonic BSTD151023, for a total amount of 615,000 UF, maturing on October 1, 2027. The average placement rate of the securities was 3.27%.

05-09-2024
Placement of securities in international and/or national markets
On May 9, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placement were as follows:
- Series AA-15 Bonds, with mnemonic BSTD151023, for a total amount of 385,000 UF, maturing on October 1, 2027. The average placement rate of the securities was 3.27%.

05-10-2024
Others
Pursuant to the provisions of articles 9 and 10 of Law No. 18,045 and the provisions of chapter 1810 of the Updated Compilation of Regulations of the Financial Market Commission, Banco Santander-Chile informs that the Financial Market Commission, by Exempt Resolution number 4042 of May 3, 2024, fined Banco Santander-Chile in the amount of 756.06 UF for violations of art. 28 of Law 14,908 on Family Abandonment and Payment of Alimony.

05-10-2024
Placement of securities in international and/or national markets
On May 10, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-10 Bonds, with mnemonic BSTD100323, for a total amount of 3,000,000,000 pesos, maturing on March 1, 2026. The average placement rate of the securities was 6.28%.
- Series AA-15 Bonds, with mnemonic BSTD151023, for a total amount of 55,000 UF, maturing on October 1, 2027. The average placement rate of the securities was 3.29%.

05-13-2024
Placement of securities in international and/or national markets
On May 13, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-10 Bonds, with mnemonic BSTD100323, for a total amount of 3,000,000,000 pesos, maturing on March 1, 2026. The average placement rate of the securities was 6.26%.
- Series AA-15 Bonds, with mnemonic BSTD151023, for a total amount of 120,000 UF, maturing on October 1, 2027. The average placement rate of the securities was 3.33%.

05-14-2024
Others
Pursuant to the provisions of Articles 9 and 10 of Law No. 18,045, and the provisions of the Updated Compilation of Regulations of the Financial Market Commission, Banco Santander-Chile informs:
• Grupo Santander has recently become aware of unauthorised access to a database hosted by a provider. Grupo Santander immediately implemented measures to manage the incident, such as blocking access to the database and strengthening fraud prevention to protect customers.

• Following the investigation, the Santander Group can confirm that information on clients of Santander Chile, Spain and Uruguay, and on all employees and some former employees of the group, has been accessed. In the rest of the group's markets and businesses, no client data has been affected.

• The database does not contain transactional information or access credentials or passwords for online banking that allow users to operate with the bank. The bank's operations and systems in Chile, like those of the rest of the Santander Group, are not affected and customers can continue to operate safely.

05-15-2024
Placement of securities in international and/or national markets
On May 15, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-8 Bonds, with mnemonic BSTDA80323, for a total amount of 5,000,000,000 pesos, maturing on September 1, 2027. The average placement rate of the securities was 6.30%.
- Series AA-10 Bonds, with mnemonic BSTD100323, for a total amount of 15,000,000,000 pesos, maturing on March 1, 2026. The average placement rate of the securities was 6.23%.
- Series AA-13 Bonds, with mnemonic BSTD130923, for a total amount of 120,000 UF, maturing on September 1, 2029. The average placement rate of the securities was 3.42%.

05-17-2024
Placement of securities in international and/or national markets
On May 27, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-15 Bonds, with mnemonic BSTD151023, for a total amount of 440,000 UF, maturing on October 1, 2027. The average placement rate of the securities was 3.28%.

06-03-2024
Placement of securities in international and/or national markets
On June 3, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-8 Bonds, with mnemonic BSTDA80323, for a total amount of 2,000,000,000 pesos, maturing on September 1, 2027. The average placement rate of the securities was 5.93%.

06-04-2024
Placement of securities in international and/or national markets
On June 4, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-13 Bonds, with mnemonic BSTD130923, for a total amount of 250,000 UF, maturing on September 1, 2029. The average placement rate of the securities was 3.38%.

06-05-2024
Placement of securities in international and/or national markets
On June 5, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-13 Bonds, with mnemonic BSTD130923, for a total amount of 95,000 UF, maturing on September 1, 2029. The average placement rate of the securities was 3.38%.

06-06-2024
Placement of securities in international and/or national markets
On June 6, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-9 Bonds, with mnemonic BSTDA91122, for a total amount of 3,000,000,000 pesos, maturing on November 1, 2030. The average placement rate of the securities was 6.42%.
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 30,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.35%.

06-26-2024
Others
Pursuant to the provisions of articles 9 and 10 of Law No. 18,045 and other relevant regulations, Banco Santander-Chile (hereinafter also the "Bank") hereby informs that, considering the current capital situation and the future prospects of the Bank, it is estimated that the dividend to be paid next year will be equivalent to 60% of the profits for the year 2024. The Bank's Board of Directors, in its session yesterday, June 25, has agreed to make use of the power granted by the Bank's last Ordinary Shareholders' Meeting to increase the provision for dividends up to 60% of the accumulated profits as of June of this year, and to apply that same percentage to future months of the year 2024. This is without prejudice to the evaluation of this percentage that the Board of Directors will carry out on a quarterly basis.

06-27-2024
Placement of securities in international and/or national markets
On June 27, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 140,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.38%.

Posterior material facts:

07-01-2024
Others
Pursuant to the provisions of articles 9 and 10 of Law No. 18,045, and the provisions of chapter 18-10 of the Updated Compilation of Regulations of the Financial Market Commission, Banco Santander-Chile informs that the Financial Market Commission, by Exempt Resolution number 5664 of June 21, 2024, fined Banco Santander-Chile in the amount of 2,500 UF, for violations of numbers 2 and 5 of chapter 18-5 of the RAN, in relation to article 14 of the General Banking Law, Circular Letter No. 1,222 and articles 255,268 and 281 of Law No. 20,720.

07-04-2024
Placement of securities in international and/or national markets
On July 4, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-16 Bonds, with mnemonic BSTD160424, for a total amount of 2,055,000 UF, maturing on October 1, 2026. The average placement rate of the securities was 3.12%.

07-08-2024
Placement of securities in international and/or national markets
On July 8, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 130,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.47%.
- Series AA-16 Bonds, with mnemonic BSTD160424, for a total amount of 340,000 UF, maturing on October 1, 2026. The average placement rate of the securities was 3.10%.
- Series AA-21 Bonds, with mnemonic BSTD210622, for a total amount of 600,000 UF, maturing on December 1, 2029. The average placement rate of the securities was 3.55%.

07-09-2024
Placement of securities in international and/or national markets
On July 8, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 455,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.45%.
- Series AA-16 Bonds, with mnemonic BSTD160424, for a total amount of 110,000 UF, maturing on October 1, 2026. The average placement rate of the securities was 3.08%.
- Series AA-21 Bonds, with mnemonic BSTD210622, for a total amount of 545,000 UF, maturing on December 1, 2029. The average placement rate of the securities was 3.55%.

07-10-2024
Placement of securities in international and/or national markets
On July 8, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 555,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.43%.
- Series AA-16 Bonds, with mnemonic BSTD160424, for a total amount of 210,000 UF, maturing on October 1, 2026. The average placement rate of the securities was 3.08%.

07-11-2024
Placement of securities in international and/or national markets
On July 8, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 360,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.35%.

07-11-2024
Placement of securities in international and/or national markets
In response to an involuntary error in the essential facts sent to the Financial Market Commission (hereinafter the "CMF") dated July 8, 2024 and July 9, 2024, in compliance with the provisions of article 9 and in section 2 of article 10 of Law No. 18,045, of the Securities Market, and in General Rule No. 30 of the CMF amended by General Rule No. 486 of August 31, 2022, duly authorized for this purpose, I hereby inform that any reference made to series AA-21 is in fact to Series T-21 subscribed against the line registered in the CMF Securities Registry under number 10/2016 dated August 11, 2016.
The specific conditions were as follows:
- Series T-21 Bonds, with mnemonic BSTD210622, for a total amount of 600,000 UF, maturing on December 1, 2029. The average placement rate of the securities was 3.55%.
- Series T-21 Bonds, with mnemonic BSTD210622, for a total amount of 545,000 UF, maturing on December 1, 2029. The average placement rate of the securities was 3.55%.

07-17-2024
Placement of securities in international and/or national markets
On July 8, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-16 Bonds, with mnemonic BSTD160424, for a total amount of 285,000 UF, maturing on October 1, 2026. The average placement rate of the securities was 3.00%.

Annex 2: Balance sheet

	Jun-24	Dec-23	Jun-24/Dec-23
ASSETS	Ch$ Millions		% Var.

Cash and deposits in banks	2,038,249	2,723,282	(25.2%)
Cash items in process of collection	693,606	812,524	(14.6%)
Financial assets for trading at fair value through earnings	11,489,451	10,217,794	12.4%
Financial derivative contracts	11,363,981	10,119,486	12.3%
Debt financial instruments	125,470	98,308	27.6%
Financial assets at fair value with changes in other comprehensive income	2,601,443	4,641,282	(43.9%)
Debt financial instruments	2,562,785	4,536,025	(43.5%)
Other financial instruments	38,658	105,257	(63.3%)
Financial derivative contracts for hedge accounting	680,107	605,529	12.3%
Financial assets at amortized cost	47,014,371	47,834,677	(1.7%)
Investments under resale agreements	67,372	-	–%
Debt financial instruments	7,609,556	8,176,895	(6.9%)
Interbank loans, net	1,953	68,326	(97.1%)
Credits and accounts receivable from clients - Commercial	16,646,509	18,071,657	(7.9%)
Credits and accounts receivable from clients - Mortgage	17,316,817	17,073,439	1.4%
Credits and accounts receivable from customers - Consumer	5,372,164	5,598,350	(4.0%)
Investments in companies	57,528	55,284	4.1%
Intangible assets	90,373	97,551	(7.4%)
Property, plant and equipment	200,396	198,744	0.8%
Assets with leasing rights	133,927	153,528	(12.8%)
Current taxes	72	146	(53.6%)
Deferred taxes	444,565	428,549	3.7%
Other assets	2,764,128	3,046,607	(9.3%)
Non-current assets and disposal groups for sale	53,806	42,390	26.9%
TOTAL ASSETS	68.262.019	70.857.886	(3.7%)

LIABILITIES	Ch$ Millions		% Var.
Cash items in process of being cleared	625,813	775,082	(19.3%)
Financial liabilities to be traded at fair value through profit or loss	11,329,936	9,521,575	19.0%
Financial derivative contracts	11,329,936	9,521,575	19.0%
Financial derivative contracts for hedge accounting	943,843	2,466,767	(61.7%)
Financial liabilities at amortized cost	45,470,062	48,622,169	(6.5%)
Deposits and other demand obligations	13,230,749	13,537,826	(2.3%)
Deposits and other term deposits	16,067,191	16,137,942	(0.4%)
Obligations for repurchase agreements and securities loans	534,938	282,584	89.3%
Obligations with banks	6,966,385	10,366,499	(32.8%)
Debt financial instruments issued	8,483,557	8,001,045	6.0%
Other financial obligations	187,242	296,273	(36.8%)
Lease contract obligations	86,641	104,516	(17.1%)
Regulatory capital financial instruments issued	2,519,094	2,422,659	4.0%
Provisions for contingencies	83,838	108,781	(22.9%)
Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued	208,210	154,033	35.2%
Special provisions for credit risk	340,062	339,334	0.2%
Current taxes	37,091	163,878	(77.4%)
Deferred taxes	—	3,547	–%
Other liabilities	2,320,940	1,683,650	37.9%
TOTAL LIABILITIES	63,965,530	66,365,991	(3.6%)

EQUITY
Capital	891,303	891,303	0.0%
Reserves	3,232,505	3,115,239	3.8%
Other accumulated comprehensive income	(98,861)	(5,242)	1785.9%
Items that will not be reclassified in results	1,353	1,369	(1.2%)
Elements that can be reclassified in results	(100,214)	(6,611)	1415.9%
Accumulated profits (losses) from previous years	39,679	23,487	68.9%
Net income (loss) for the year	337,976	496,404	(31.9%)
Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued	(208,210)	(154,033)	35.2%
Total Shareholders' Equity	4,194,392	4,367,158	(4.0%)
Non-controlling interest	102,098	124,735	(18.1%)
TOTAL EQUITY	4,296,490	4,491,893	(4.4%)
TOTAL LIABILITIES AND EQUITY	68,262,019	70,857,886	(3.7%)

Annex 3: Income statement YTD

	Jun-24	Jun-23	Jun-24/Jun-23
	Ch$ million		% Var.
Interest income	1,863,672	1,872,235	(0.5%)
Interest expenses	(1,188,946)	(1,572,313)	(24.4%)
Net interest income	674,726	299,922	125.0%
Readjustment income	210,807	326,601	(35.5%)
Readjustment expenses	(65,084)	(95,531)	(31.9%)
Net income from readjustments	145,723	231,070	(36.9%)
Net income from interest and readjustments	820,449	530,992	54.5%
Fee and commission income	464,122	414,852	11.9%
Fee and commission expenses	(202,099)	(148,996)	35.6%
Net fee and commission income	262,023	265,856	(1.4%)
Financial assets not for trading	(10,006)	127,094	(107.9%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(45,320)	(35,382)	7326.6%
Changes, readjustments and hedge accounting in foreign currency	163,707	70,626	131.8%
Net financial result	108,381	162,338	(33.2%)
Income from investments in associates and other companies	4,210	4,197	0.3%
Results from non-current assets and non-continued operations	(543)	2,195	(124.7%)
Other operating income	6,817	2,123	221.1%
Total operating income	1,201,337	967,701	24.1%
Personnel expenses	(193,240)	(211,141)	(8.5%)
Administration expenses	(185,013)	(149,385)	23.8%
Depreciation and amortization	(71,183)	(70,979)	0.3%
Impairment of non-financial assets	—	-	—%
Other operational expenses	(56,151)	(7,463)	652.4%
Total operating expenses	(505,587)	(438,968)	15.2%
Operating income before credit losses	695,750	528,733	31.6%
Provisions for credit risk owed by banks and loans and accounts receivable from customers	(327,615)	(277,209)	18.2%
Expense for special provisions for credit risk	(332)	65	(610.8%)
Recovery of written off loans	70,906	46,618	52.1%
Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value with changes in other comprehensive income	(235)	(1,061)	45.8%
Credit loss expense	(257,276)	(231,587)	11.1%
Net income from ordinary activities before tax	438,475	297,146	47.6%
Income tax	(94,779)	(24,524)	286.5%
Consolidated profit for the period	343,696	272,623	26.1%
Income attributable to shareholders	337,976	262,870	28.6%
Income attributable to non-controlling interest	5,720	9,753	(41.4%)

Annex 4: Quarterly results

	2Q24	1Q24	2Q23	2Q24/2Q23	2Q24/1Q24
	Ch$ million			% Var.
Interest income	882,798	980,875	948,735	(6.9%)	(10.0%)
Interest expenses	(518,798)	(670,148)	(824,157)	(37.1%)	(22.6%)
Net interest income	364,000	310,727	124,578	192.2%	17.1%
Readjustment income	147,766	63,041	178,137	(17.0%)	134.4%
Readjustment expenses	(53,754)	(11,330)	(48,603)	10.6%	991.5%
Net income from readjustments	94,012	51,711	129,534	(27.4%)	81.8%
Net income from interest and readjustments	458,011	362,438	254,112	80.2%	26.4%
Fee and commission income	234,375	229,747	205,676	14.0%	2.0%
Fee and commission expenses	(99,266)	(102,832)	(69,755)	42.3%	(3.5%)
Net fee and commission income	135,109	126,915	135,921	(0.6%)	6.5%
Financial assets not for trading	(8,322)	(1,684)	(6,147)	(108.9%)	(66.1%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	316	(45,636)	1,179	(73.2%)	(2646.5%)
Changes, readjustments and hedge accounting in foreign currency	65,520	98,187	89,935	(27.1%)	(33.3%)
Net financial result	57,514	50,867	84,967	(32.3%)	13.1%
Income from investments in associates and other companies	2,832	1,377	2,655	6.7%	105.7%
Results from non-current assets and non-continued operations	(573)	30	(734)	14.7%	(2010.0%)
Other operating income	886	5,931	1,579	(43.9%)	(21.3%)
Total operating income	653,780	547,558	478,500	36.6%	19.4%
Personnel expenses	(102,220)	(91,020)	(113,927)	(10.3%)	12.3%
Administration expenses	(92,750)	(92,262)	(72,088)	28.7%	0.5%
Depreciation and amortization	(34,908)	(36,274)	(34,932)	(0.1%)	(3.8%)
Impairment of non-financial assets	-	-	-	—%	—%
Other operational expenses	(15,952)	(40,199)	(695)	2195.3%	(60.3%)
Total operating expenses	(245,830)	(259,755)	(221,642)	10.9%	(5.4%)
Operating income before credit losses	407,950	287,801	256,858	58.8%	41.7%
Provisions for credit risk owed by banks and loans and accounts receivable from customers	(165,958)	(161,657)	(145,170)	14.3%	2.7%
Expense for special provisions for credit risk	(1,657)	1,325	1,419	(216.8%)	(225.1%)
Recovery of written off loans	39,923	30,983	26,305	51.8%	28.9%
Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value with changes in other comprehensive income	(331)	95	108	7.1%	(448.4%)
Credit loss expense	(128,023)	(129,254)	(117,338)	9.1%	(1.0%)
Net income from ordinary activities before tax	279,927	158,549	139,520	100.6%	76.6%
Income tax	(59,274)	(35,505)	(6,686)	(355.7%)	66.9%
Consolidated profit for the period	220,653	123,043	132,834	66.1%	79.3%
Income attributable to shareholders	217,724	120,251	127,187	71.2%	81.1%
Income attributable to non-controlling interest	2,928	2,792	5,647	(48.1%)	4.9%

Annex 5: Quarterly evolution of main ratios and other information

Ch$ Million	2Q23	3Q23	4Q23	1Q24	2Q24
Loans
Consumer	5,411,859	5,440,518	5,598,350	5,636,621	5,702,218
Mortgage	16,407,126	16,650,160	17,073,439	17,269,588	17,495,395
Commercial	17,517,499	18,035,767	18,176,914	18,453,250	17,365,984
Interbank	25,799	13,000	68,440	1,316	1,957
Total loans (includes interbank and FVOCI)	39,362,284	40,139,445	40,917,143	41,360,775	40,565,553
Allowance for loan losses	(1,090,832)	(1,133,461)	(1,154,103)	(1,188,764)	(1,189,453)
Total loans, net of allowances	38,271,452	39,005,984	39,763,040	40,172,011	39,376,100

Deposits
Demand deposits	13,272,010	12,904,084	13,537,826	13,508,867	13,230,749
time deposits	14,892,389	15,651,236	16,137,942	16,908,024	16,067,191
Total deposits	28,164,399	28,555,320	29,675,768	30,416,891	29,297,940
Mutual funds (off balance sheet)	8,946,382	9,720,987	10,247,039	11,548,878	12,462,877
Total Client Funds	37,110,781	38,276,307	39,922,807	41,965,769	41,760,817
Loans / Deposits1	100.5%	100.5%	98.9%	96.5%	96.8%
Average balances
Average generating assets	50,646,978	51,262,755	52,494,159	54,060,364	51,441,551
Average loans	39,199,343	39,492,171	40,421,445	41,018,472	40,989,844
Average assets	69,154,233	69,913,353	71,512,696	73,377,886	70,407,924
Average demand deposits	13,789,558	12,973,642	13,080,310	13,635,065	13,478,958
Average assets	4,052,283	4,183,095	4,272,782	4,308,095	4,208,148
Average available funds (sight + equity)	17,841,841	17,156,737	17,353,093	17,943,161	17,687,106

Capitalization
Risk Weighted Assets (RWA)	38,781,025	39,899,327	39,552,229	40,507,760	39,756,279
Capital (CET1)	4,247,994	4,275,569	4,397,881	4,209,225	4,226,325
AT1	750,899	818,358	608,721	683,598	656,696
Tier I	4,998,893	5,093,927	5,006,601	4,892,823	4,883,021
Tier II	1,793,465	1,746,535	1,972,132	2,000,722	2,017,378
Regulatory capital	6,792,358	6,840,461	6,978,733	6,893,544	6,900,399
Core Capital ratio	11.0%	10.7%	11.1%	10.4%	10.6%
Tier I ratio	12.9%	12.8%	12.7%	12.1%	12.3%
Tier II ratio	4.6%	4.4%	5.0%	4.9%	5.1%
BIS ratio	17.5%	17.1%	17.6%	17.0%	17.4%

Profitability & Efficiency
Net Interest Margin (NIM)[2]	2.0%	1.6%	2.9%	2.7%	3.6%
Efficiency ratio[3]	46.3%	54.1%	43.1%	47.4%	37.6%
Costs / assets[4]	1.3%	1.3%	1.3%	1.4%	1.4%
Demand deposits avg. / interest earning assets	27.2%	25.3%	24.9%	25.2%	26.2%
Return on average equity	12.6%	5.4%	16.6%	11.2%	20.7%
Return on average assets	0.7%	0.3%	1.0%	0.7%	1.2%
Return on RWA	1.5%	0.7%	1.3%	1.4%	1.9%

Ch$ Million	2Q23	3Q23	4Q23	1Q24	2Q24
Asset quality
Imapired loans[5]	2,108,005	2,215,504	2,291,621	2,397,573	2,523,808
Non-performing loans (NPLs) [6]	838,759	906,482	923,852	1,044,628	1,079,179
Overdue loans (more than 90 days) [7]	345,646	414,102	488,699	564,280	576,686
Provisions	(1,090,832)	(1,133,461)	(1,154,103)	(1,188,764)	(1,189,453)
Impaired / total loans	5.4%	5.5%	5.6%	5.8%	6.2%
NPLs / total loans	2.1%	2.3%	2.3%	2.5%	2.7%
PDL / total loans	0.9%	1.0%	1.2%	1.4%	1.4%
NPL coverage (loan loss allowance / NPLs)	130.1%	125.0%	124.9%	113.8%	110.2%
PDL coverage (loan loss allowance / PDLs)	315.6%	273.7%	236.2%	210.7%	206.3%
Risk Index (loan loss allowances / loans) [8]	2.8%	2.8%	2.8%	2.9%	2.9%
Cost of credit (annualized provision expense / average loans)	1.2%	1.2%	1.2%	1.3%	1.2%

Customers and service channels (#)
Total clients	3,737,056	3,907,194	4,052,314	3,963,945	4,049,467
Digital clients	1,979,248	2,061,291	2,113,128	2,140,110	2,130,718
Branch offices	260	254	247	246	244
ATMs (includes deposit ATMs)	1,924	2,023	2,103	2,109	2,146
Employees|	9,162	9,077	9,229	8,976	8,885

Market information (closing - period)
Net income per share ($)	0.67	0.30	0.94	0.64	1.16
Net profit per ADR (US$)	0.34	0.14	0.43	0.26	0.49
Share price	37.94	41.15	43.00	48.80	44.20
ADR price	18.85	18.34	19.49	19.80	18.83
Market capitalization (US$mm)	8,895	8,640	9,182	9,328	8,871
Number of actions	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471

Other data
Quarterly UF variation[9]	1.4%	0.3%	1.6%	0.8%	1.3%
Monetary policy rate (nominal)	11.3%	9.5%	8.3%	7.3%	5.8%
Observed dollar ($/US$) (end of period)	800.94	889.46	874.45	981.53	942.44
1.Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Efficiency ratio =Operating expenses / Operating income
4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
6. Capital + future interest of all loans with one installment 90 days or more overdue.
7. Total installments plus lines of credit more than 90 days overdue.
8. Based on internal credit models and FMC guidelines. Banks must have a 100% coverage of risk index.
9. Calculated using the variation of the Unidad de Fomento (UF) in the period.